13

[redacted]

08002500

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Mayr Melnhof Karton

*CURRENT ADDRESS

PROCESSED
MAY 15 2008 B
THOMSON REUTERS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 04052 FISCAL YEAR 12-31-07

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dlw

DAT : 5/15/08

RECEIVED
2008 MAY 13 A 10:01
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

AR/S
12-31-07

MM
KARTON AG

Mayr Melnhof Karton AG
082-04052

ANNUAL REPORT

The Mayr-Melnhof Group is the world's largest producer of cartonboard based on recycled fibers and Europe's leading manufacturer of folding cartons. As market and cost leader we comprehensively conceive our goal of establishing Group-wide sustainable best possible standards in our core competence areas. Therefore, the MM Group regularly takes into account the interests of all stakeholders. We are convinced that a persistently high business performance can only be achieved by ensuring a holistic approach. Continuing long-term profitable growth in compliance with this principle is our vision.

Overview Mayr-Melnhof Group

consolidated (in millions of EUR)	**2007**	2006	+/-
Consolidated sales	**1,737.0**	1,512.5	+14.8 %
EBITDA	**256.0**	238.8	+7.2 %
Operating profit	**169.4**	158.6	+6.8 %
Profit before tax	**170.9**	159.2	+7.3 %
Profit for the year	**116.6**	107.3	+8.7 %
Cash earnings	**206.7**	191.4	+8.0 %
Return on equity	**13.1 %**	13.3 %	
Operating margin	**9.8 %**	10.5 %	
Return on capital employed	**18.7 %**	19.5 %	
Total equity	**933.9**	851.5	
Total assets	**1,533.5**	1,496.0	
Capital expenditures	**95.7**	111.1	
Depreciation and amortization	**89.2**	81.7	
Employees	**8,657**	7,969	
Earnings per share (in EUR)	**5.22**	4.79 [2]	
Dividend per share (in EUR)	**1.70** [1]	1.40 [2]	

[1] proposed
[2] adapted to number of shares after share split 1:2

Corporate Profile

MARKET POSITION

The MM Group is the world's largest producer of cartonboard based on recovered paper and the leading European manufacturer of folding cartons. Cartonboard is the primary raw material when producing folding cartons. Folding cartons are the most important means of packaging consumer goods. The Group's two segments, MM Karton and MM Packaging, are run as independent profit centers. Deliveries between them are transacted at market conditions.

MARKET

The demand for cartonboard and folding cartons is essentially determined by private consumption and thus by general economic trends. Supply and demand are balanced out through capacity utilization. Europe is the Group's primary market.

GEOGRAPHIC POSITIONING

While cartonboard can also be distributed internationally across large distances, the delivery radius of the folding carton business is predominantly regional. The Group's folding carton plants are therefore always situated near customers within a pan-European network of locations that is unique in the industry, while the cartonboard mills are located mainly in the heart of Europe with a focus on Germany and Austria.

CUSTOMERS

Each of the two Group segments serves more than one thousand customers. MM Karton's customers are folding-carton manufacturers, with the largest portion of sales going outside the Group. MM Packaging supplies packaging material mainly to multinational manufacturers of consumer goods. The Group's dependence on individual customers is within reasonable limits.

STRATEGY

MM pursues a strategy of sustainable, profitable growth in its core competences – cartonboard and folding cartons. The goal is to secure the Group's long-term competitiveness on the basis of cost and competence leadership by using economies of scale and establishing best practices. Depending on the maturity of markets, growth is pursued by way of acquisitions, the construction of new sites or increased market penetration.

FINANCIAL GOALS

Our goal is to achieve a return of 20 % on capital employed. The long-term perspective is to pay out one third of the annual profit as well as to achieve a dividend rise in absolute terms.

Mayr-Melnhof shares have been listed on the Vienna Stock Exchange since April 21, 1994. They are part of the indices ATX and ATX Prime. About 65 % of the shares are family-owned and held within a syndicate.

Production Sites

●	MM Karton	9 mills
○	MM Packaging	27 plants



Contents

Foreword

Dear Shareholders,

Your Company has succeeded in closing the business year 2007 with record results for another year in a row. The gratifying improvement in results derived from both cartonboard production and manufacture of folding cartons. The powerful performance of the Company in 2007 is also underlined by the fact that, for the first time, the Group succeeded in generating cash earnings of more than EUR 200 million.

The reporting year was characterized by overall positive economic conditions, but also by obvious inflationary trends on all procurement markets. The high level of orders made it possible to increase prices in time. We thus managed to stabilize our margins to a large extent and to record a gratifying growth in results by a significant rise in volume.

Both MM Karton and MM Packaging were able to expand their market shares and clearly outperform their competitors by achieving top sales results, to which the new rotogravure locations in Turkey, Ukraine and Germany as well as the consolidation effects of the recent acquisitions in Russia and Tunisia contributed strong growth impulses.

In conformance with our strategy, we also took further expansion steps in the promising regions North Africa and the Middle East.

In accordance with the positive development of our results and our dividend policy, which calls for a distribution of one third of the profit for the year as well as for augmenting dividends, the Management Board will propose a dividend increase to EUR 1.70 per share, after EUR 1.40 in the previous year.

The funds earned are however not only the basis for continuously raising dividends but are also the sound fundament for financing investments and acquisitions as well as for continuing the re-purchase of our own shares.

We can be proud of the successful development of the MM Group in 2007. It derives from sound knowledge and the great performance-commitment of our staff. On behalf of the Management Board, I would like to take this opportunity to express our sincere thanks and great appreciation to all our employees for their excellent work.

Developing and deploying talents and qualifications is a great challenge in ensuring sustainable revenues and growth for the coming years. We therefore support our staff members at all level by our Group-wide training program at the MM Academy, to provide for the necessary skills that are decisive for our prospective success.
In a broad, Group-wide initiative for apprentices we offer especially young people opportunities to obtain qualifications and emphasize our social commitment.

The new business year 2008 started already some time ago. As already noticed during the last quarter of 2007, order levels have come back to normal levels, after historical peaks in the middle of the expired business year. The first weeks therefore perceived a solid capacity utilization and demand for cartonboard and folding cartons.

However, since the beginning of 2008, the sentiment in cyclical trends has clearly diminished. The obvious inflation affects aggregate purchasing power and keeps prices for raw materials at a high level. Business operations during the first half of 2008 will therefore be characterized by unchanged high costs and demand-driven price pressure. However, further gains of market shares and increasing productivity in the folding cartons segment as well as selective capacity adjustments at the cartonboard mills should support the overall profitability of our business operations.

We will continue our growth course in both divisions, with the necessary cautiousness, and with a focus on Europe and the adjoining regions. The prospects are favorable.

Our market and cost leadership is the sound basis for our economic goal of generating a long-term return on capital employed of 20 %. As in the past, we will pursue this target, taking account of the concerns of all our stakeholders. After all, we are convinced that ongoing high enterprise performance can only be obtained by ensuring a holistic responsibility.

Finally, I would like to thank you, dear shareholders, for the great confidence which you have placed in us in the expired business year. Let me assure you that with the very high performance potential of the MM team there are again good chances that 2008 will become another year of success.

Accompany us further on our successful way!

Wilhelm Hörmannseder
Chairman of the Management Board

Vienna, February 2008



Board Members

THE MANAGEMENT BOARD

Wilhelm HÖRMANSEDER
Chairman, born 1954
Member of the Management Board
since March 9, 1994
appointed until year-end 2009

Andreas BLASCHKE
born 1961
Member of the Management Board
since May 14, 2002
appointed until May 2010

Franz RAPPOLD
born 1952
Member of the Management Board since
May 14, 2002
appointed until May 2010

Photo: W. Hörmanseder, F. Rappold,
A. Blaschke (left to right)

THE SUPERVISORY BOARD

Michael GRÖLLER [1)]
Chairman since June 8, 2002

Clemens GOESS-SAURAU [1)] [2)]
Deputy Chairman since May 18, 2005
Member of the board since March 2, 1994
passed away on January 10, 2008

Friedrich MAYR-MELNHOF [1)]
Deputy Chairman since March 2, 1994

Romuald BERTL [1)] [2)]
Deputy Chairman since March 2, 1994

Board Members

Gerhard GLINZERER
Member of the board since June 17, 1997

Johannes GOESS-SAURAU
Member of the board since May 18, 2005

Manfred GRUNDAUER [2)]
Member of the board since June 17, 1997
Delegate of the European Staff Council
of MM Karton

Hubert ESSER
Member of the board since May 10, 1995
Delegate of the European Staff Council
of MM Karton

Gerhard NOVOTNY
Member of the board since May 10, 1995
Delegate of the Staff Council of MM Packaging

1) Member of the Committee for Management Board Issues
2) Member of the Audit Committee

The current mandate of all members of the Supervisory Board elected by the shareholders expires with the 16th Annual Shareholders' Meeting in 2010 on the financial year 2009.

All mandates of the Supervisory Board members delegated by the staff council are for an indefinite period of time.

MM Karton

With an annual capacity of 1.7 million tons and 13 cartonboard machines at nine European mills, MM Karton is the world's largest producer of recycled fiber based cartonboard.

(in millions of EUR)	2007	2006	+/–
Sales	**924.4**	808.8	+14.3 %
EBITDA	**117.6**	111.8	+5.2 %
Operating profit	**72.6**	65.0	+11.7 %
Cash earnings	**103.7**	97.4	+6.5 %
EBITDA margin (%)	**12.7 %**	13.8 %	
Operating margin (%)	**7.9 %**	8.0 %	
Cash earnings margin (%)	**11.2 %**	12.0 %	
Return on capital employed (%)	**12.6 %**	12.3 %	
Capital expenditures	**38.1**	38.9	
Depreciation and amortization	**47.2**	47.3	
Employees	**3,010**	2,848	

	2007	2006	+/–
Tonnage sold (in thousands of tons)	**1,655**	1,542	+7.3 %
Tonnage produced (in thousands of tons)	**1,682**	1,553	+8.3 %
Recycled fiber based board	**1,463**	1,372	
Virgin fiber based board	**219**	181	
Capacity utilization	**97 %**	92 %	

PERCENTAGE OF GROUP SALES

(in %)


45.0 %

PERCENTAGE OF GROUP OPERATING PROFIT

(in %)


42.8 %

SALES BY DESTINATION [1]

(in %)


Western Europe
70.4 %
Eastern Europe
18.7 %
Asia
4.2 %
Other overseas
6.7 %

[1] including interdivisional sales

TONNAGE PRODUCED BY MM KARTON (in thousands of tons)


Recycled fiber based board
Virgin fiber based board
2007
1,682
2006
1,553
2005
1,529
2004
1,517
2003
1,426

LEADING EUROPEAN PRODUCERS OF COATED BOARD (capacity in thousands of tons)


Recycled fiber based board
Virgin fiber based board
Mayr-Melnhof Karton (AT)
StoraEnso (FI/SE)
M-real (FI)
Reno de Medici (IT)
Cascades (FR/CN)
200
400
600
800
1,000
1,200
1,400
1,600

Source:
MM; excl. grey board, LBP (StoraEnso), and CNK from USA

MM Packaging

MM Packaging processes annually more than 650,000 tons of cartonboard at 27 plants in 12 countries, making it by far the largest European producer of packaging solutions made of cartonboard.

(in millions of EUR)	2007	2006	+/-
Sales	958.6	821.6	+16.7 %
EBITDA	138.4	127.0	+9.0 %
Operating profit	96.8	93.6	+3.4 %
Cash earnings	103.0	94.0	+9.6 %
EBITDA margin (%)	14.4 %	15.5 %	
Operating margin (%)	10.1 %	11.4 %	
Cash earnings margin (%)	10.7 %	11.4 %	
Return on capital employed (%)	23.6 %	29.1 %	
Capital expenditures	57.6	72.2	
Depreciation and amortization	42.0	34.4	
Employees	5,647	5,121	

	2007	2006	+/-
Tonnage processed (in thousands of tons)	653	538	+21.4 %

PERCENTAGE OF GROUP SALES
(in %)


55.0 %

PERCENTAGE OF GROUP OPERATING PROFIT
(in %)


57.2 %

SALES BY DESTINATION [1)]
(in %)


Western Europe
69.5 %
Eastern Europe
28.4 %
Asia
1.1 %
Other overseas
1.0 %

[1)] including interdivisional sales

TONNAGE PROCESSED BY MM PACKAGING (in thousands of tons)


2007
653
2006
538
2005
505
2004
470
2003
405

LEADING EUROPEAN FOLDING CARTON PRODUCERS (tonnage processed in thousands of tons)


Mayr-Melnhof Packaging (AT)
Akerlund & Rausing (SE)
Chesapeake (US)
Van Genechten (BE)
Nampak Carton Europe (ZA)
100
200
300
400
500
600
700

Source: MM

MANAGEMENT

REPORT

1. POSITIONING OF THE MAYR-MELNHOF GROUP AND THE DIVISIONS

Group

The Mayr-Melnhof Group is oriented to its two core business areas – the production of cartonboard and the production of folding cartons. These are accommodated in the MM Karton and the MM Packaging segments and operated as independent profit centers. With both divisions MM holds the by far leading market position in Europe.

The core of our corporate strategy is to achieve profitable growth with sustainability by focusing on our core business, as well as to enhance our competitive strength. We strive to achieve a cost and market leadership position on all markets where we are present. The road to reach this goal is to continuously improve our processes, to make acquisitions in Europe and the adjoining regions, as well as to expand our business operations organically.

Mayr-Melnhof Karton

- The biggest manufacturer of recycled cartonboard worldwide
- Activities in about 100 countries
- Ongoing optimizing process by using economies of scale
- Organic growth and growth by acquisitions

With an annual capacity of more than 1.7 million tons, MM Karton is the world's biggest manufacturer of recycled cartonboard. We produce a wide range of attractive cartonboard grades on 13 cartonboard machines. Our products excel in their constantly high quality, dependability and reliability in application.

We have reached this leading position essentially through acquisitions. Simultaneous to the market consolidation, we concentrated production within the division on the top-performing units, which have replaced less efficient equipment. MM Karton thus has a strong and competitive production base.

In addition to energy and chemicals, recovered paper is the most important direct input factor for manufacturing recycled cartonboard. As we have concentrated our technology on the use of secondary fibers for many decades, MM Karton is now in a position to use primarily mixed recovered paper for the production of high-quality cartonboard grades.

We obtain the raw materials for manufacturing cartonboard almost exclusively in Europe. Recovered paper, which is the most important raw material in strategic terms, is obtained both by longer-term agreements with municipalities and on the spot market.

Our cartonboard products are used essentially as folding carton packaging for consumer goods. We continuously advance our products in line with demands, and we are able to meet all current customer requirements as well as regulatory stipulations.

In 2007, more than 33 million tons of cartonboard were produced worldwide. Consumption correlates largely with the development of the overall economy as well as of private consumption. In consequence, the dynamics of cartonboard sales are focused on the regions of Asia, Eastern Europe, the Middle East and North Africa, where above-average growth is expected in the coming years.

The sales organization of MM Karton distributes cartonboard in about one hundred countries and is represented with its own sales offices on all strategically important markets. Europe still is our biggest sales market, but we have also built up a leading position on the dynamic markets of Central and Eastern Europe for many years.



An ongoing **Optimizing Process** based *on economies of scale determines the success course of MM Karton.* In 2007 we focused on **e.fficiency**, the division-wide initiative to improve energy efficiency.

The primary customers of our products are enterprises in the fragmented European folding carton sector. To date, deliveries between Europe and China or other continents are less significant, as European folding carton producers receive their deliveries almost exclusively from within Europe for logistic reasons.

Among the leading consolidation activities of MM Karton, the concentration of the European cartonboard industry has made great progress. At present, about two thirds of the capacities are covered by the five major manufacturers. Within a foreseeable period of time, this concentration will increase further as it will be possible to achieve competitive advantages in the future exclusively by using top-performing units or by operating highly specialized plants. For more than seventeen years not a single new recycled cartonboard machine has been built in Europe. Nevertheless, there is major competition among suppliers, as a result of larger capacities due to ongoing technological improvements.

Mayr-Melnhof Packaging

- Europe's biggest manufacturer of folding cartons
- A network of production sites from Western and Eastern Europe to North Africa and the Middle East
- All printing and finishing technologies
- Sustainable growth based on highest efficiency in production and services, both in Europe and on the attractive markets of the future

In 2007, we processed about 650,000 tons of cartonboard into high-quality folding cartons for the consumer goods industry, using state-of-the-art technology in an environment marked by extremely intensive competition. The focus of sales is on packaging solutions for the food, cigarette, detergent/personal care and confectionary sectors. The major part of our deliveries goes to multinational companies – our key account customers.

MM Packaging applies all current and innovative printing and processing technologies in its industrial production of folding cartons. In general, the production of folding cartons is a multi-stage process. The cartonboard is printed, die-cut, glued, finished in a variety of processes and finally delivered to the packaging lines of our customers. By standardizing these processes and applying ambitious performance benchmarking among our plants, we manage to systematically implement optimizing measures at a rapid pace in our network of locations.

In comparison with the manufacturers in the cartonboard industry, the European folding carton sector still has a clearly lower level of supplier concentration. According to our estimates, the five largest manufacturers account for slightly more than one third of the market. Thus, this sector continues to have a structure of mainly medium-sized companies and trade enterprises. On the customer side, there is already a very high level of consolidation among manufacturers of consumer goods and the retail trade.

The market development for folding cartons is closely linked to the overall economic conditions and to private consumption as the overwhelming portion of business is derived from consumer goods meeting everyday needs.

MM Packaging is continuously expanding its role as a market leader in Europe. Since the Group went public in 1994, its business volume has multiplied almost sevenfold. We achieved this growth by continuous acquisition activities and by building new plants. In this context, we especially succeeded in clearly expanding our business relations with large multinational customers. On the one hand, these experience a very dynamic growth, but on the other hand, they concentrate their packaging needs increasingly transnationally on a smaller number of higher-performing suppliers.

Europe and the adjoining regions are the main sales markets for the products of MM Packaging. The economic transport radius restricts the sales of the individual production sites essentially to the respective regional markets.

On the one hand, successful multinational customers offer new opportunities to gain additional market shares, on the other hand, they create a persistent pressure on prices. Even on growing markets, permanent crowding-out competition is the rule of the day. We can offer long-term successful cooperation possibilities with an attractive combination of high-performance production and a comprehensive innovation management as well as ongoing investments in modern technologies.



Internal competitions such as **Best in** printing, gluing, die-cutting are part of the ambitious **Performance Benchmarking** at MM Packaging. We thereby manage to systematically implement **Optimizing Measures** in our network of locations at a rapid pace.

2. DEVELOPMENT IN THE YEAR 2007

2.1. General economic situation

The generally favorable economic situation prevailing in 2006 continued in Europe also during the first six months of 2007, however without growth as inflationary trends had an increasingly dampening effect on all procurement markets. Furthermore, the unclear consequences of the international financial crisis caused an obvious uncertainty on almost all markets starting in the third quarter. It was merely on account of the vigorous demand for capital goods that Europe recorded an overall positive economic growth for the year. Private consumption, however, continued to pick up only slowly. Against the background of inflation and the loss in value of the US Dollar, there were also increasing signs towards the end of the year that the speed of growth in Europe was losing momentum. In Central and Eastern Europe, the economies continued to develop vigorously, benefitting from sustained lively investment and export activities as well as dynamic consumer demands.

2.2. Sector development

During the summer months of 2007, demand in Europe both for packaging cartonboard and folding cartons picked up extremely strongly, however, with noticeable regional differences. Since fall, incoming orders have gradually normalized once again to a sound customary level.

With the vigorous demand, the price hikes for all industrial input factors began to accelerate. Owing to the onset of the recovered paper boom, prices for recycled cartonboard had to be raised as of the middle of the year. Folding carton manufacturers were therefore forced to pass on the higher cartonboard prices to their customers. In spite of almost full capacity utilization, the competitive pressure remained considerable in both the cartonboard and the folding carton sectors.

On account of the stronger demand for cartonboard in Europe, exports, especially of recycled cartonboard to markets outside Europe, clearly decreased, as compared to the year before. While cartonboard based on virgin fiber recorded the highest growth rates in Eastern Europe due to the rising demand for high-grade packaging, recycled cartonboard succeeded in maintaining its good position on above-average levels because of the vigorous demand for general packaging applications in Western Europe.

With regard to the production of folding cartons, both the food and non-food segments benefitted from the positive sales environment. As to the business relations with multinational customers, the trend towards concentration on procurement as well as towards shifting production from Western to Eastern Europe persisted.

2.3. Development of business 2007

2.3.1. Group

As expected, the Mayr-Melnhof Group succeeded in 2007 in benefitting from the positive economic situation in Western Europe as well as from the cyclical dynamics in Eastern Europe and the adjoining regions. Both the manufacture of cartonboard and the production of folding cartons recorded high levels of incoming orders and a high capacity utilization. With the new record performances in production and sales, both divisions managed to benefit disproportionately from the overall economic conditions and gaining further market shares. In the wake of the strong demand for raw materials, many industrial input factors were characterized by significant price increases that persisted for several quarters. However, correspondingly higher prices for cartonboard and folding cartons made it possible to largely compensate the higher costs and to stabilize margins. The Mayr-Melnhof Group therefore succeeded in closing the business year 2007 once again with a new record result, which was primarily due to the strong growth in quantities.

CONSOLIDATED STATEMENT OF INCOME

CONSOLIDATED INCOME STATEMENTS (CONDENSED VERSION)

(in millions of EUR)	**Year ended Dec. 31, 2007**	Year ended Dec. 31, 2006	+/-
Sales	1,737.0	1,512.5	+14.8 %
Operating profit	169.4	158.6	+6.8 %
Financial result and result from investments	1.5	0.6	
Income tax expense	(54.3)	(51.9)	
Profit for the year	**116.6**	**107.3**	**+8.7 %**

The Group's consolidated sales amounted to EUR 1,737.0 million and thus were 14.8 % or EUR 224.5 million above the figure for the previous year (2006: EUR 1,512.5 million). This increase is mainly due to larger quantities sold by both divisions as well as higher cartonboard prices. About 21 % of the growth is attributable to the most recent acquisitions of MM Packaging made in the previous year. From a regional perspective, the share of sales realized in Eastern Europe rose disproportionately, hence, the share of sales realized in Western Europe and markets outside of Europe declined slightly. Intra-Group sales between the divisions amounted to EUR 146.0 million (2006: EUR 117.9 million) and mainly concerned deliveries by MM Karton to MM Packaging.

GROUP SALES BY DESTINATION

(in %)	**Year ended Dec. 31, 2007**	Year ended Dec. 31, 2006
Western Europe (excl. Austria)	62.6 %	66.1 %
Austria	6.1 %	5.7 %
Eastern Europe	24.5 %	21.1 %
Asia	2.8 %	3.1 %
Other overseas	4.0 %	4.0 %
Total	**100.0 %**	**100.0 %**

COST OF SALES

(in millions of EUR)	**Year ended Dec. 31, 2007**	Year ended Dec. 31, 2006	+/-	**Year ended Dec. 31, 2007** (Percentage of Sales)	Year ended Dec. 31, 2006 (Percentage of Sales)
Cost of materials and purchased services	976.8	807.8	20.9 %	56.2 %	53.4 %
Personnel expenses	242.2	229.2	5.7 %	13.9 %	15.2 %
Depreciation and amortization	81.8	73.0	12.1 %	4.7 %	4.8 %
Other expenses	30.5	38.1	-19.9 %	1.8 %	2.5 %
Cost of sales	**1,331.3**	**1,148.1**	**16.0 %**	**76.6 %**	**75.9 %**

The cost of sales for the operating performance amounted to EUR 1,331.3 million and exceeded the previous year by EUR 183.2 million or 16.0 %. This change resulted from clearly higher costs of material and purchased services, especially for recovered paper, as well as from the expansion of the business volume in both divisions.

SELLING AND DISTRIBUTION EXPENSES, GENERAL AND ADMINISTRATIVE EXPENSES

(in millions of EUR)	**Year ended Dec. 31, 2007**	Year ended Dec. 31, 2006	+/-	**Year ended Dec. 31, 2007** (Percentage of Sales)	Year ended Dec. 31, 2006 (Percentage of Sales)
Personnel expenses	90.1	81.5	10.6 %	5.2 %	5.4 %
Depreciation and amortization	7.4	7.4	0.0 %	0.4 %	0.5 %
Other expenses	149.5	134.6	11.1 %	8.7 %	8.9 %
Selling and distribution expenses, general and administrative expenses	**247.0**	**223.5**	**10.5 %**	**14.3 %**	**14.8 %**

The percentage of sales for selling and distribution expenses as well as general and administrative expenses amounting to 14.3 % was be maintained at the previous year's level (2006: EUR 14.8 %).

The operating profit amounted to EUR 169.4 million and thus improved by 6.8 % or EUR 10.8 million (2006: EUR 158.6 million). This increase is due to higher results achieved by both divisions. The decline in other operating income to EUR 10.7 million (2006: EUR 17.7 million) mainly resulted from the absence of insurance compensations and non-recurring profits from the divestment of real-estate property in Hungary in 2006. The Group's operating margin amounted to 9.8 % (2006: 10.5 %). The return on capital employed reached 18.7 % (2006: 19.5 %).

FINANCIAL RESULT AND RESULT FROM INVESTMENTS

The financial income came in at EUR 14.5 million (2006: EUR 10.0 million), while the financial expenses stood at EUR -9.1 million (2006: EUR -6.8 million), from which a balance of EUR +5.4 million can be calculated (2006: EUR +3.2 million). This improvement was achieved by reducing our financial liabilities and by optimizing investments of our liquidity.

The change in the item "Other income (expenses) – net" from EUR -1.7 million to EUR -4.4 million mainly derives from changes in exchange rates, especially with regard to the British Pound.

Profit before tax amounted to EUR 170.9 million (2006: EUR 159.2 million). This corresponds to an increase of 7.3 %.

Income tax expense is paid in 22 countries and amounted to EUR 54.3 million (2006: EUR 51.9 million). The effective tax rate attained 31.8 %, which is below the value of the previous year (2006: 32.6 %). This decrease mainly results from changes in the regional distribution of the tax assessment base.

PROFIT FOR THE YEAR AND EARNINGS PER SHARE

The profit for the year before minorities of the Mayr-Melnhof Group thus clearly went up by 8.7 % to EUR 116.6 million (2006: EUR 107.3 million). The net profit margin reached 6.7 % (2006: 7.1 %).

In 2007, a basic weighted average of 22,010,084 shares (after the share split) was in circulation, which translates into basic earnings per share of EUR 5.22 (2006 – adjusted for the number of shares after the split: EUR 4.79).

VALUE ADDED

The Group's value added is calculated as the difference between total operating revenue less expenditures on goods and services purchased from external sources. The statement of distribution highlights the share of all parties participating in the net value added.

VALUE ADDED

(in millions of EUR)	**2007**	**2007**	2006	2006
Origin:				
Sales	1,737.0		1,512.5	
Other operating income	10.8		19.0	
Increase (decrease) in finished goods	22.3		8.5	
Own work capitalized	0.9		0.2	
Total operating revenue	**1,771.0**		**1,540.2**	
(-) Expenditures on purchased goods and services	(1,176.4)		(983.9)	
(-) Depreciation and amortization	(89.2)		(81.7)	
Net value added	**505.4**	**100.0 %**	**474.6**	**100.0 %**
Distribution:				
Employees	(193.6)	(38.3 %)	(180.3)	(38.0 %)
Social benefit costs	(93.4)	(18.6 %)	(88.5)	(18.6 %)
Public authorities	(103.2)	(20.4 %)	(99.1)	(20.9 %)
Financial result and result from investments	1.4	0.3 %	0.6	0.2 %
Minority interests	(1.7)	(0.3 %)	(1.7)	(0.4 %)
Shareholders (proposed dividend 2007)	(37.4)	(7.4 %)	(30.8)	(6.5 %)
Company	77.5	15.3 %	74.8	15.8 %

In 2007, the Group achieved total operating revenue of EUR 1,771.0 million after EUR 1,540.2 million in 2006. After deducting expenditures on purchased goods and services, as well as depreciation and amortization amounting to EUR 1,265.6 million (2006: EUR 1,065.6 million), the net value added stood at EUR 505.4 million (2006: EUR 474.6 million). This corresponds to an increase of EUR 30.8 million or 6.5 %.

As in previous years, the largest share in the net value added, i.e. 38.3 % or EUR 193.6 million, went once again to the Group's employees in 2007 (2006: 38.0 % or EUR 180.3 million). According to the proposal of the Management Board, a dividend of EUR 37.4 million or 7.4 % of the net value added shall be paid to the shareholders of Mayr-Melnhof Karton AG for 2007 (2006: EUR 30.8 million or 6.5 %). The Group will retain earnings of EUR 77.5 million or 15.3 % of the net value added (2006: EUR 74.8 million or 15.8 %).

ASSETS, CAPITAL AND LIQUID FUNDS

CONSOLIDATED BALANCE SHEETS (CONDENSED VERSION)

(in millions of EUR)	Dec. 31, 2007	Dec. 31, 2006
Non-current assets	675.8	750.5
Current assets	857.7	745.5
Total assets	**1,533.5**	**1,496.0**
Total equity	933.9	851.5
Non-current liabilities	235.5	245.7
Current liabilities	364.1	398.8
Total equity and liabilities	**1,533.5**	**1,496.0**

Compared to the previous year, total assets of the Group increased by EUR 37.5 million to EUR 1,533.5 million as at December 31, 2007. The increase in equity from EUR 851.5 million to EUR 933.9 million is mainly attributable to the profit for the year less the dividend. Total equity to total assets stood at 60.9 % (December 31, 2006: 56.9 %), the return on equity reached 13.1 % (December 31, 2006: 13.3 %).

The financial liabilities are mainly of a non-current character and were decreased by net redemptions in the amount of EUR 34.5 million to EUR 182.5 million. Of these, about EUR 163.3 million (December 31, 2006: EUR 202.0 million) comprise non-current bank liabilities, with current revolving bank liabilities of EUR 38.1 million (December 31, 2006: EUR 38.1 million) being classified as non-current. Short-term borrowings amounted to EUR 17.6 million (December 31, 2006: EUR 12.5 million). Provisions for other non-current liabilities of EUR 81.2 million (December 31, 2006: EUR 82.3 million) were attributable to the social capital.

Total funds available to the Group decreased by EUR 11.9 million and amounted to EUR 355.0 million. They exceed the interest-bearing liabilities by EUR 172.5 million (December 31, 2006: EUR 149.9 million), hence the Group continues to show net liquidity.

Moreover, at the end of 2007 the Group had unused financial arrangements available at any time of EUR 70.6 million, thereof EUR 50.0 million (December 31, 2006: EUR 120.0 million) are largely classified as non-current and EUR 20.6 million (December 31, 2006: EUR 31.5 million) as current.

CASH FLOW DEVELOPMENT

CONSOLIDATED CASH FLOW STATEMENTS (CONDENSED VERSION)

(in millions of EUR)	**Year ended Dec. 31, 2007**	Year ended Dec. 31, 2006
Net cash provided by operating activities	138.8	154.7
Net cash used in investing activities	(4.7)	(127.4)
Net cash used in financing activities	(75.2)	2.3
Effect of exchange rate changes	(0.8)	(0.2)
Net increase in cash and cash equivalents (< 3 months)	**58.1**	**29.4**
Cash and cash equivalents (< 3 months) at the end of the year	**350.5**	**292.4**
Current and non-current available-for-sale financial assets	4.5	74.5
Total funds available to the Group	**355.0**	**366.9**

The **cash flow from operating activities** amounted to EUR 138.8 million, which is below the value of EUR 154.7 million obtained in the previous year. This difference resulted, on the one hand, from the increase in stocks, as a consequence of the bigger business volume at higher prices, and, on the other hand, from tax payments for previous periods.

The **cash flow from investing activities** amounted to EUR -4.7 million (2006: EUR -127.4 million). This significant change is largely due to the sale of available-for-sale financial assets and other financial assets in the amount of EUR +80.3 million (2006: EUR +6.5 million). The net payments for investments in tangible and intangible fixed assets stood at EUR -92.7 million (2006: EUR -110.9 million). Net payments for acquisitions, which amounted to EUR -4.6 million (2006: EUR -27.8 million), were also below the previous year's level.

The investment expenditures of MM Karton amounted to EUR -38.1 million (2006: EUR -43.5 million). Larger projects related to optimizing energy and production efficiency as well as improving fire protection.

The investment expenditures of MM Packaging amounted to EUR -58.6 million (2006: EUR -74.7 million) and primarily concerned capacity expansions or building measures at the rotogravure locations in Turkey and Ukraine as well as at the plants in Russia, France and Poland.

The **cash flow from financing activities** amounted to EUR -75.2 million (2006: EUR 2.3 million). The higher outflow of funds compared to the previous year was essentially due to the redemption of interest-bearing financial liabilities, amounting to EUR -59.4 million (2006: EUR -32.0 million), combined with a lower inflow of funds in the form of financial liabilities amounting to EUR +25.1 million (2006: EUR +71.9 million).

INCREASE OF THE SHARE CAPITAL/SHARE SPLIT

In accordance with the resolution taken at the 13th Annual General Meeting, the share capital of Mayr-Melnhof Karton AG was increased from EUR 87.2 million to EUR 96.0 million by converting the committed capital reserve without issuing new shares. Furthermore, a share split at a ratio of 1:2 was affected. As a result, the number of MM bearer shares was doubled from 12 million to 24 million shares.

SHARE REPURCHASE PROGRAM/CANCELATION OF TREASURY SHARES

Since March 2001, Mayr-Melnhof Karton AG has been acquiring own shares. The 2 million shares (after the share split) repurchased by June 8, 2007, which account for 8.33 % of the share capital, were canceled as at August 30, 2007. The share capital of the Company amounting to EUR 88.0 million is thus made up of 22 million shares each having a pro-rata share in the share capital of EUR 4.00.

Pursuant to the authorization of the 13th Annual General Meeting, own shares will again be repurchased in the course of a new repurchase program between November 27, 2007 and October 25, 2008, at the latest. As at December 31, 2007, the Company had purchased 1,325 shares for EUR 0.1 million including fees.

FURTHER INFORMATION

In November 2007, MM Packaging acquired 52.57 % of Al-Ekbal Printing & Packaging Co., the leading Jordanian folding carton producer, located in Amman. The goal is to supply the Arabic region mainly in the primary sales areas of the plant, namely cigarette and detergent packages. The company was integrated into the Group and the division as of December 31, 2007.

In December 2007, MM Packaging acquired the rotogravure operation of Field Packaging (Bremen) GmbH, located at Delmenhorst, Germany, via an asset deal, and took over the respective staff. The location is specialized in the production of cigarette packages and high-quality folding cartons.

DEFINITION OF FINANCIAL INDICATORS

Operating margin
Operating profit divided by sales.

Return on capital employed
The sum of profit before tax, net interest (income) expenses and the respective profit attributable to minority shareholders in partnerships divided by the average sum of total equity and net debt. The net debt is only included when current and non-current financial liabilities exceed the sum of cash and available-for-sale financial assets.

Net profit margin
Profit for the year divided by sales.

Cash earnings
Sum of profit for the year, depreciation and amortization as well as deferred taxes.

Cash earnings margin
Cash earnings divided by sales.

Total equity to total assets
Total equity divided by total assets.

Return on equity
Profit for the year divided by the average total equity.

Net debt
Current and non-current financial liabilities, less cash and available-for-sale financial assets in current and non-current assets.

All indicators were calculated exclusively on the basis of the information in the consolidated financial statements.

2.3.2. Development in the Divisions 2007

MM KARTON

Against the background of the positive development of demand, especially at mid-year, the average order level of the divisions amounted to 172,000 tons in 2007, which was clearly above the figure of the previous year (2006: 89,000 tons). On this very solid basis, MM Karton succeeded in obtaining new record results both with regard to sales and production.

Compared to the year before, production grew by 8.3 % to 1,682,000 tons (2006: 1,553,000 tons), which resulted in a capacity utilization of 97 % (2006: 92 %). This improvement partly resulted from resuming continuous production at the cartonboard mill in Nikopol, Bulgaria, which was oriented successfully to manufacturing uncoated technical cartonboard (plasterboard cartonboard).
Based on the average number of employees, it was possible to raise the tonnage produced per staff member to 574 tons in 2007 from 532 tons in 2006.

On account of the marked rise in prices for almost all input factors, especially recovered paper, cartonboard prices were increased at mid-year, which made it possible to compensate the earlier price hikes to a large extent.

The sold quantities went up by about 113,000 tons or 7.3 % to 1,655,000 tons. Revenues from sales increased due to both better prices and larger sales volumes, namely by 14.3 % to EUR 924.4 million (2006: EUR 808.8 million). About 70 % of sales revenues were made in Western Europe, 19 % in Eastern Europe and 11 % in markets outside of Europe (2006: 73 %; 15 %; 12 %). With a delivery share of 265,000 tons (2006: 223,000 tons), MM Packaging was once again the largest customer of MM Karton in 2007. Altogether, more than 1,000 customers are supplied, mostly medium-sized processing companies.

Operating profit rose by 11.7 % or EUR 7.6 million. The operating margin therefore amounted to 7.9 % after 8.0 % in the year before. Return on capital employed stood at 12.6 % (2006: 12.3 %). Cash earnings reached EUR 103.7 million (2006: 97.4 million) reducing the cash earnings margin from 12.0 % to 11.2 %.

MM PACKAGING

The positive overall economic conditions and the consistent pursuit of our expansion course marked the development of business activities at MM Packaging in 2007. In spite of the unabatedly fierce competition on European folding carton markets, we succeeded in generating new business and in achieving an overall good capacity utilization of our folding carton plants.

We further strengthened our market position in the growth regions of North Africa and the Middle East with new plants in Jordan and Tunisia. The rotogravure capacities in Ukraine and Turkey were expanded by a second printing line each, in reaction to the vigorous demand.

Productivity gains at all stages of the value added chain continued to be at the center of our plant-level measures. We placed special focus on swiftly optimizing the three rotogravure plants that were built in 2006 (Trier, Izmir, Cherkassy) for their operation at full capacity. Passing on to customers the higher costs, which were caused by significant price increases on procurement markets, especially concerning cartonboard – our main raw material was another major focus in the course of business.

The tonnage processed amounted to 653,000 tons, which increased by 21.4 % or 115,000 tons compared to the previous year (2006: 538,000 tons). The full capacity utilization and the expansion of the new rotogravure plants, the acquisitions in Russia and Tunisia in 2006 as well as generating new business were the main growth factors.
The annual tonnage processed per employee increased from 114.3 tons in 2006 to 121.3 tons.

Besides the significant growth in volumes, sales revenues also experienced a clear increase by 16.7 % or EUR 137.0 million to EUR 958.6 million. Western Europe accounted for 70 % of sales, Eastern Europe for 28 % and markets outside of Europe for 2 % (2006: 73 %; 26 %, 1 %).

MM Packaging has a broad customer base comprising about 2,000 customers in various sales areas. More than two thirds of the business is done with multinational manufacturers of consumer goods. In 2007, the five largest customers generated about 43 % of sales (2006: 42 %).

The operating profit was increased by 3.4 % to EUR 96.8 million (2006: EUR 93.6 million). The operating margin therefore stood at 10.1 %, after 11.4 % in the year before. The main reasons for this decrease in the margin compared to 2006 were the absence of revenues from the sale of real-estate property (as in the year before), startup costs at the new rotogravure locations as well as higher cartonboard prices and scheduled depreciation and amortization. The return on capital employed amounted to 23.6 % (2006: 29.1 %). The cash earnings went up from EUR 94.0 million to EUR 103.0 million, with the cash earnings margin going down from 11.4 % to 10.7 %.

3. HUMAN RESOURCES

As at December 31, 2007, the Mayr-Melnhof Group had about 8,657 employees in 20 countries. Their professional expertise and commitment determine the long-term success of our Group. Within the framework of a newly designed comprehensive human resources program, we have clearly stepped up the focus on future-oriented staff development, training and effective recruiting, which have been organized as a new central function. The goal is to secure our sustained competitiveness and long-term growth strategy.

Leadership based on solidarity has always been the key management concept in our corporate culture, which is characterized by trust and the aspiration to achieve top performances. Subsidiarity and openness are the fundamental principles of our organization.

Short decision-making processes and a high level of individual responsibility constitute a major challenge for every staff member. They help to maintain the necessary flexibility of the work organization and ensure the required expediency in the decision-making process. A high level of basic training and continuous further training are the decisive fundament for coping with our tasks successfully and in a sustainable manner.

Against the background of the demographic development and the growing scarcity of qualified skilled labor, we are focusing our staff development on ensuring the overall conditions to enable staff members to fully develop their talents on a long-term basis and to increasingly assume more responsible tasks in an international context, as their competences grow. Active support is given to advancement possibilities and international assignments within the Group.

In this connection the MM Academy was set up in 2006, which is the Group's institution for developing the technical and personality-related top qualifications of our staff members. The program offered by the MM Academy to all staff members was considerably expanded in 2007. Due to the added value yet experienced, the program will be further expanded in the future. The training focuses especially on the specific technical know-how, languages as well as on social and leadership skills. In 2007, about 1,500 staff members received further training on about 360 training days at the MM Academy. As part of the management program, which is directed at talented participants from all production sites, a large number of innovation projects were elaborated, in addition to developing management skills. These will eventually be of benefit to all plants.

In parallel to our international growth strategy, we have a continuous exchange of staff members, a systematic intra-Group knowledge transfer as well as ambitious benchmarking among the locations. As a result, we are able to ensure that current best practice know-how is always available at all sites with a high level of transparency and that acquisitions can be integrated swiftly.

We meet the demographic challenges of the labor market pro-actively and attach top priority to the training and promotion of young staff members. At the end of 2007, 195 apprentices received their training in the Group (2006: 168). In addition, we run several projects that will keep the knowledge and experience of older staff members within the Group on a longer-term basis.

The vitality and health of our staff members are a top concern to us. In this connection, we offer our employees regular check-ups by the plant physicians as well as training on health and safety-at-the-work-place issues.

In line with our focus on value-oriented corporate management, success-related remuneration systems are a major element of our corporate culture. They comprise individual agreements as well as site-specific bonus systems and involve staff members on all levels.

EMPLOYMENT

The Mayr-Melnhof Group had 8,657 employees (December 31, 2006: 7,969) as at December 31, 2007. Thereof, 3,010 worked in the MM Karton division (31 December 2006: 2,848). At MM Packaging, the staff level increased on account of acquisitions and site expansions from 5,121 at year-end 2006 to 5,647 as at December 31, 2007. The share of employees outside Austria amounted to 78.6 % (2006: 77.1 %). The share of staff members in Eastern Europe and Northern Africa went up from 28.1 % to 32.0 %.

EMPLOYEES GROUP

(in %)	**Year ended Dec. 31, 2007**	Year ended Dec. 31, 2006
Western Europe (excl. Austria)	46.6 %	49.0 %
Austria	21.4 %	22.9 %
Eastern Europe	28.5 %	26.4 %
Other overseas	3.5 %	1.7 %
Total	**100.0 %**	**100.0 %**

The Management Board would like to thank all employees for their outstanding performance and great commitment during the business year 2007, which made it possible to achieve one further record year in a row. The staff representatives deserve our thanks for their constructive and reliable cooperation.



Within the framework of a newly designed comprehensive **Human Resources Program**, we have clearly intensified the focus on future-oriented **Staff Development, Training** and effective **Recruiting**. We thereby secure our long-term competitiveness and growth strategy.

4. RESEARCH & DEVELOPMENT

Our research and development activities focus on innovations and ongoing optimization of our products and processes with the aim of sustainably securing and expanding the competitive position of the Group. Research and development is part of the Group's strategic planning and is centrally performed by the headquarters. In line with our corporate strategy, the main R&D tasks serve objectives that derive from our claim to cost and competence leadership.

For quite some time, cartonboard and folding carton have been among the most successful packaging materials. In addition, on account of the diversity of modern and technologically mature products, they are currently also convincing products for a high-quality presentation of consumer goods at the points of sale. Based on decades of experience and the focus on these product areas, we manufacture them according to market requirements and the most recent state of the art and are in a position to offer a wide range of cartonboard products for standard and special applications as well as a broad spectrum of attractive packaging solutions for the consumer goods industry. As the time-to-market is getting increasingly shorter when launching new products, and as demands are growing with regard to cartonboard and folding carton, we rely on close cooperation with all partners along the value added chain in our development work.

By cooperating with legislative and standardization bodies, we actively contribute to standardizing future requirements for our products and are thus in a position to always comply with them in a timely manner. Tasks involving basic research are regularly carried out on a project basis in cooperation with international research institutions and universities.

In 2007, MM Karton's development focus was mainly on optimizing the technical cartonboard parameters as well as on a large number of stabilizing measures in order to secure the established high quality standards. We were able to achieve special progress essentially in the visual appearance of the surfaces and reverse sides of selected varieties as well as in terms of the gluing properties. Further improvements were linked to the running properties of cartonboard while being processed by high-performance technologies. At our Bulgarian cartonboard plant, the new orientation of producing uncoated technical cartonboard (plasterboard cartonboard) was successfully transferred from pilot operations to a continuous manufacturing operation at stable quality. One of the process optimizing measures was to focus on a division-wide initiative to reduce the specific energy consumption. The savings potential, which was determined in this connection by a knowledge transfer involving all plants, as well as the projects that have been implemented so far and are currently being planned will result in a tangible improvement of the energy efficiency of MM Karton in the years to come.

All R&D activities of MM Karton are coordinated in organizational terms via the central laboratory at the Frohnleiten parent mill in Austria. As a rule, specific group-wide optimizing projects are implemented by expert teams from the various cartonboard plants.


COCO POPS
NEW

Clearly identifiable **Packaging Design**, the claim to **Premium Standards** through targeted finishing and the demand for high environmental compatibility are current trends which we meet by producing innovative packaging solutions as regards form, material combination and functionality. "Coco Pops Creations" meets all these criteria to a particularly high degree and received the **Pro Carton/ECMA Carton Award 2007**.

With regard to cartonboard processing, the R&D activities are bundled in an innovation network of specialists in the various areas (packaging development, IT, design, consulting). MM Packaging thus reacts to the strong market demands for packaging solutions that must increasingly comprise the upstream and downstream areas of the supply chain in addition to producing folding carton. By ongoing investments in state-of-the-art printing and finishing technologies and by expanding the range of our services related to folding carton products from consulting to packaging services, we are in a position to launch highly efficiently innovative packaging solutions on the market and, at the same time, to enhance our own value added.

The current trends are characterized by a clearly identifiable packaging design, the claim to premium standards through targeted finishing as well as the demand for a high level of environmental compatibility. We meet these requirements by producing packaging solutions with innovative forms, material combinations and functionalities.

The new creation of "Coco Pops Creations" for a multinational cereal producer met all these criteria to a particularly high degree and, therefore, received the "European Pro Carton / ECMA Carton Award" in 2007. It is also a perfect example of success-oriented cooperation in developing innovative products involving the brand-product manufacturer, packaging supplier and design agency.

5. RISK

As an internationally active Group, Mayr-Melnhof is exposed to a number of different risks. On account of the wide geographical spread of our locations, the diversity of our sales segments and our flexibility in adapting manufacturing processes, the entire Group is never exposed to individual specific production and market risks.

The goal of our established group-wide risk management system is to identify risks at an early point in time and to take precautionary and hedging measures timely in order to control risks effectively. For this purpose, all risks are identified regularly and systematically, assessed with regard to their potential effects and managed on the basis of a defined risk policy. As a result of consistently focusing on our core business areas for many years, we have established a sound basis for identifying potential risks early and for assessing possible consequences adequately.

The individual local companies manage their operational risks in close coordination with the central functions. Group-wide risk control is the responsibility of the holding company, i.e. Mayr-Melnhof Karton AG. Risk prevention has top priority and is complemented by suitable hedging instruments and the corporate insurance program, as far as it is economically justifiable. The Group auditors regularly evaluate the efficiency of the risk management and report their findings to the Supervisory Board and the Management Board.

MARKET

The demand for cartonboard and folding cartons correlates closely with overall economic demand and thus depends largely upon the economic situation in the sales regions. In spite of progressing consolidation, the suppliers both on the cartonboard and folding carton markets are engaged in a permanent and intensive competition over terms and conditions as a result of existing overcapacities.

MM Karton and MM Packaging have a broad spectrum of customers of far more than one thousand individual customers each. As the focus of the folding carton production is on business with international consumer goods producers, about 80 % of the sales volume can be accredited to multinational customers. However, dependency on individual customers is classified as manageable. Major increases in input factor prices are taken into account by long-term supply contracts.

The regional focus of our business activities lies in the Euro zone. The US Dollar influences pricing mainly on several markets in Central and Eastern Europe as well as in North Africa, Turkey and Asia.

As cartonboard capacities were massively expanded in the Far East, volume pressure from cartonboard markets outside of Europe has clearly increased in recent years. It is expected that the extremely fierce competition in these sales regions will also persist in the course of the coming years.

Cartonboard and folding cartons are industrial mass products and are, thus, subject to permanent price pressure. Against this background, the Mayr-Melnhof Group strives for cost, service and competence leadership, with the goal of maintaining the leading market position of the two divisions on a long-term basis, exploiting new opportunities and further enhancing the added value.

PROCUREMENT

Fibers, energy and coating chemicals are the most important input factors in the manufacture of cartonboard. Their prices are subject to high fluctuations. In order to compensate short-term price peaks we maintain strategic stocks of recovered paper, the most important fiber material, and cover part of our demand through longer-term delivery contracts. A broad European procurement basis and a sound knowledge of the individual markets also help us to steadily optimize the ongoing procurement activities. As recycling ratios continue to rise in Europe, especially in Eastern Europe, we estimate that long-term supplies are available in adequate quantities.

The cartonboard mills largely use natural gas for generating electricity and steam on site in highly efficient cogeneration plants. Any additional demand for electrical energy is satisfied from third-party sources. We offset the price risk by continuously monitoring the relevant markets and selectively fixing the prices for future periods. Whenever possible, the demands of individual plants are bundled and contracts are signed with national or international suppliers, in line with the availability of resources.

Cartonboard is by far the most important raw material for the production of folding cartons. Sufficient capacities in Europe and a large number of manufacturers secure the continuous supply to our mills.

In addition to energy, the Group is dependent on the development of the crude oil price, in particular within the areas of chemicals, ink and varnish, logistics, and transport packaging.

Within specific product and service categories, the Group procures individual demands in a concentrated form, with the goal of securing a continuous supply at the best-possible conditions.

In the event that factor cost increases can no longer be compensated internally, efforts are made to the extent possible to pass these on to customers by adapting sales prices in a timely fashion.

OPERATING RISKS

By producing in line with the state of the art as well as through ongoing maintenance and regular audits, we ensure uninterrupted operations and minimize the risk of equipment failure. The Group has sufficient back-up capacities in order to cope with longer interruptions in production. The integration risk, due to acquisitions, is kept within manageable limits by focusing on our core business, transferring our knowledge within the Group and setting clear profitability targets.

FINANCIAL RISKS

Our liquidity management makes sure that the Group has sufficient own funds or immediately available credit lines at its disposal in order to meet its liabilities and to finance further growth. Investments are primarily made in money-market instruments. Acquisitions and investments are regularly tested for their risk aspects and must comply with clearly defined target rates of return.

The default risk is minimized by ongoing credit-rating checks, using of customer credit insurances and a central working-capital management.

Interest and foreign-currency risks are met by using appropriate derivative hedging instruments, especially foreign exchange forwards, foreign exchange option contracts and swaps. The most important currencies for which hedges are signed to offset exchange rate fluctuations are British Pounds, US Dollars and Swiss Francs. We strive to minimize the currency risk in Eastern Europe primarily by matching currencies in business transactions.

The Group does not use any derivative financial instruments for trading or speculation purposes.

The risk of loss due to the non-performance of a contract partner under a derivative financial instrument is insignificant. On the one hand, it is possible to offset the receivables against the liabilities from a financial instrument, on the other hand, all contract partners are renowned international financial institutes with which the Group has maintained ongoing business relationships.

OTHER RISKS

We address risks for our products caused by tightened requirements and new legal restraints through early awareness and cooperation with the respective standardizing and legislative bodies as well as through adapting production processes and product parameters in accurate time.

The risk of a long-term total failure of the central data processing system is minimized by the installation of separate parallel systems.

The Group may encounter further risks in addition to the ones listed above. At present, we are not aware of any such risks or consider them to be negligible.

Assessing the current Group's overall risk situation, no risks can be identified that would endanger the Group as a going concern.

6. ENVIRONMENTAL PROTECTION

The business activities of the Mayr-Melnhof Group have always been based on the principles applicable to a comprehensive protection of the environment. Attractive cartonboard and folding carton products are manufactured primarily from renewable raw materials in environmentally friendly processes. They can be recycled to a large extent. With the consistent use of the best technology available for the production process, we make sure that our products succeed in convincing customers, both on account of their highest-possible efficiency in production and their maximum environmental compatibility and safety.

As we focus on the manufacturing and processing of cartonboard, our production processes and products are continuously further improved in line with challenging efficiency targets in order to meet market and ecological demands. However, measures to protect the environment are not only restricted to production, but also comprise the upstream and downstream phases in the supply chain such as procurement and logistics. By using ongoing group-wide benchmarking processes among our plants, we make sure that potentials at all locations can be used on a regular basis.

As a result of their continuous optimizations, the Mayr-Melnhof cartonboard mills have recorded top results for a long time in European industrial comparisons concerning the values obtained for a large number of specific consumption and emission values that are of relevance to the environment. Further improvements will therefore often be possible only in marginal areas, or require technological innovations.

Today, the ongoing improvements concerning environmental compatibility relate primarily to optimizing the raw-material and energy consumption. This process is, in fact, supported by environmental management systems in a growing number of locations.

At present, environmental management systems according to ISO 14000 have been implemented by about 50 % of the cartonboard mills as well as by 4 packaging plants. Improvements of the operational quality system are implemented throughout the Group as a result of audits according to ISO 9000. In addition, all cartonboard and folding carton plants producing for the food industry have implemented hygiene management systems according to HACCP and/or BRC/IoP standards and thus meet the high product standards of this sensitive area.

Regular re-certifications document the ongoing optimization process on a high level and create the required transparency.

The plants located in the EU were allocated carbon dioxide emission certificates for the use of fossil energy. As in the past, there were no shortfalls in the Group as at December 31, 2007.

In 2007, special attention was also given to the practical operational implementation of the European regulations on REACH (safe use of chemicals) and traceability (traceability of raw materials). Information about these measures was also provided at specific customer seminars.



We develop and sell modern **Cartonboard and Packaging Solutions** and thus meet the demand for functional, attractive and at the same time ecological packaging. Our application-oriented R&D activities are focused on minimizing raw material consumption and on further developing safe and modern **High-Quality Products.**

ENVIRONMENTAL PROTECTION MEASURES IN 2007

MM KARTON

In 2007, the operational environmental management clearly focused on the topics relating to energy savings. Further optimizations were achieved especially in the fields of water, chemicals and product quality.

Energy
"e.fficiency", the division-wide initiative to reduce the consumption of specific energy, served to identify the savings potentials of all cartonboard plants that can be realized with today's state of the art. These were integrated into about 400 individual projects. Priority was given to tackling projects that can be implemented immediately. Due to large order volumes, optimizing measures that required machine standstills were only implemented at the end of the year. The implemented measures related especially to process optimizations, heat recovery, as well as improvements of the circuitry and the steam and/or condensate systems.

Water
At the cartonboard plant at Nikopol, preparatory work was underway to change from the mechanical to the biological purification plant. In addition, the content of solids in the waste water was reduced significantly.

Chemicals
Targeted optimizing of formulations helped once again to save both costs and resources. Training activities and investments concerning the storage of chemicals contributed towards further raising the safety standards.

Quality
All qualities from the virgin-fiber cartonboard mills at Eerbeek (Netherlands) and Baiersbronn (Germany) can now also be obtained with a certification according to FSC (Forest Stewardship Council).

CO_2
The cartonboard mill at Frohnleiten was awarded the "klima:aktiv" certificate of the Austrian Ministry of Agriculture, Forestry, Water Management and Environmental Protection for shifting its intra-plant goods transport from road to rail and thus reducing its CO_2 emissions.

MM PACKAGING

Improvements in the production of folding cartons were once again achieved mainly by measures to increase the efficiency of production and materials. In close cooperation with customers, decisive optimizations in the supply chain, especially in logistics, were achieved in a large number of individual projects. Moreover, we also succeeded in achieving major progress in matters of relevance to the environment by adapting the most recently acquired or newly built plants to Group-wide standards.

7. DISCLOSURES ACCORDING TO ARTICLE 243a OF THE AUSTRIAN COMPANIES CODE

7.1. Composition of capital, stock categories
Please refer to the information provided in the consolidated financial statements under Note 15 a).

7. 2. Restrictions concerning the voting rights and the transfer of shares
Approximately 65% of the shares are held by the core shareholder families in a syndicate. A syndicate agreement exists, which regulates the transferability of shares within the syndicate and to outside parties. Issues that concern the annual general meeting are decided by the syndicate with a simple majority. Modifications of the syndicate agreement require a three-fourths majority.

7.3. Direct or indirect participation in capital of at least 10 %
According to the information provided by the Company, there were the following minimum participations of 10% in the capital at year-end 2007:

CAMA Privatstiftung
MM Salzburg Privatstiftung

7.4. The owners of shares with special control rights and a description of these rights
There are no shares with special control rights.

7.5. The type of voting rights control for capital participation by employees, if they do not directly exercise the right to vote
There is no such capital participation model for employees.

7.6. The provisions for appointment and revocation of members of the Management Board and the Supervisory Board and regarding alteration of the Articles of Association of the Company that do not arise directly from the Act
There are no provisions of this type.

7.7. The authorizations of the members of the Management Board that do not arise directly from the Act, in particular with regard to the option of issuing or repurchasing shares
Please refer to the information provided in the consolidated financial statements under Note 15 a).

7.8. All significant agreements to which the Company is party and that take effect are modified or terminated in the event of a change of control of the Company as a result of a takeover offer as well as their effects; excepted are agreements which would significantly damage the Company if made public, unless the Company is obligated to make such information public as a result of other statutory provisions
The protective clause with regard to the disclosure of this information is invoked. The scope of the business in question is considered reasonable.

7.9. Existence and significant contents of compensation agreements between the Company and the members of its Management and Supervisory Boards or employees in the event of a public takeover offer
There are no agreements of this type.

8. SUBSEQUENT EVENTS

In February 2008, MM Karton closed the sale of its 100% share in Joh. Spiehs & Co GmbH, the recovered-paper company in Vienna.

MM Karton intends to sell its majority stake of 94.45 % in the recovered-paper companies of PAREK Papierverwertungs Gesellschaft m.b.H. with offices in Kapfenberg, Austria, as well as of the "Papyrus Group 63.34 % with sites in Austria (Vienna, Villach) and Germany (Bad Reichenhall), depending on the dispositions concerning the rights of first refusal of the minority shareholders and the approval of the antitrust authorities.

9. OUTLOOK ON THE FINANCIAL YEAR 2008

This outlook refers to the Management's opinion on February 28, 2008, and does not reflect any effects of possible acquisitions, divestments or other structural changes within the year 2008. All preceding and following statements to the future are subject to both known and unknown risks as well as uncertainty factors, with the possibility that actual events may differ from statements made herein.

As was already noticeable during the last quarter of 2007, order levels returned to their normal level after reaching historical peak values at mid-year 2007. The first months of 2008 have therefore continued to ensure a solid utilization of our capacities and demand for our cartonboard and folding cartons.

However, since the beginning of the year 2008, the feelings about cyclical trends have clearly become more moderate. The obvious inflation affects mass buying power, while keeping prices for raw materials at a high level. Business operations during the first half of the year 2008 will therefore be characterized by unchanged high costs and demand-driven price pressure. However, further gains of market shares and in productivity concerning folding cartons and/or selective capacity adjustments at the cartonboard mills should support the overall profitability of our business operations.

The Mayr-Melnhof Group will continue its growth course in both divisions, focusing on Europe and the adjoining regions.

Investments in expansion, in order to accommodate growing market shares, as well as projects to reduce direct costs will constitute a major priority of our ongoing investment activities.

Due to the limited forecast horizon it is currently not possible to give an estimate of the profit in 2008.

Vienna, February 28, 2008

The Management Board

Wilhelm Hörmanseder m.p.

Andreas Blaschke m.p. Franz Rappold m.p.

MM Shares

Mayr-Melnhof shares have been listed on the Vienna Stock Exchange since April 21, 1994 and are traded in the main trading segments of the spot market, the ATX (Austrian Traded Index) and the ATX Prime (index with higher transparency, quality and publicity requirements). In addition, a Sponsored Level 1 ADR (American Depository Receipts) Program has been in place with the Bank of New York for a period of ten years. The ADRs are traded over the counter and denominated in US dollars, with 4 ADRs corresponding to one ordinary share. Option contracts for Mayr-Melnhof shares are traded on the Austrian Futures and Options Exchange.

STOCK MARKETS IN 2007

From a global perspective, the year 2007 was characterized by an extremely high volatility on stock markets. Up to the end of the first semester, many stock-market indices continued to score new record levels, as companies published their positive business results and several mergers and acquisitions took place. The second half of the year, though, was influenced especially by the crisis on the US mortgage market ("sub-prime crisis"). In consequence, many financial institutes were confronted with a major need for value adjustments. This led to a general considerable insecurity in the market, especially since economic activities noticeably lost their momentum at the same time, on account of progressive inflation.

The Austrian lead index ATX managed a slightly positive performance of +1.1 % after reaching an all-time high on July 9, 2007 (4,981.87 points). In spite of its volatile development, the Dow Jones Industrial recorded a plus of 7.8 %, the DAX +22.4 % and the FTSE 100 +4.1 %.

THE MM SHARE PERFORMANCE

The price development for MM shares essentially followed the generally very volatile development of the Austrian stock market during the year 2007. However, during the first half of the year, the share-price development continued to be marked by a clear upward trend, which resulted in a new historic record share price of EUR 89.9 on June 15, 2007. At the beginning of the second half of the year, MM shares were not in a position to withstand the general pressure prevailing on markets. However, after a clear down-turn of share prices during the summer months, it was possible to achieve a stabilization at the price level encountered at the beginning of the year, as a result of which it was possible to close the year 2007 with an overall performance of +4.4 %. The average daily trading volume continued to follow the positive trend of recent years and rose from EUR 4.3 million to EUR 5.5 million. At year-end 2007, the weighting within the ATX was 1.21 %.

SHARE SPLIT/SHARE REPURCHASE PROGRAM

In line with the resolution adopted by the 13th Annual Shareholders' Meeting, a share split of 1:2 was carried out in 2007, as a result of which the number of MM bearer shares doubled from 12 million to 24 million shares. In a next step, 2 million own shares were canceled by way of a simplified reduction of the capital stock as at August 30, 2007. The capital stock of the company in the amount of EUR 88 million is thus currently divided into 22 million shares, each representing a pro-rata amount of EUR 4 of the capital stock. In conformance with the authorization granted by the 13th Annual Shareholders' Meeting, further own shares will be


MM

Our **Investor Relations** Program centers on an open, continuous and **Personal Dialogue** with all members of the **Financial Community** and the interested public. Our goal is to always present a precise picture of the company and to facilitate an appropriate valuation of **MM Shares**.

repurchased in the course of a new repurchase program between November 27, 2007 and October 25, 2008 at the latest. 1,325 shares were bought up to December 31, 2007 at a cost of thous. EUR 100.1 including fees.

STABLE SHAREHOLDER STRUCTURE

Continuity and stability once again characterized the shareholder structure of the Group in 2007. Of the total 22 million no-par bearer shares, the core shareholder groups hold approximately 65 % within a syndicate. The remaining 35 % are free-float shares which are largely held by institutional investors in the USA, the United Kingdom, Austria, Germany, Switzerland and France.

CONTINUED RISE OF DIVIDEND

The Mayr-Melnhof Group pursues a long-term dividend policy of paying out one third of the consolidated profit for the year as well as of achieving a steady rise in the absolute amount of the dividend per share. In accordance with the gratifying positive profit development during the 2007 business year, the Management Board will propose to the 14th Annual Shareholders' Meeting on May 7, 2008 to increase the dividend by EUR 0.30 to EUR 1.70 per share (after the share split). This corresponds to an increase of 21.4 % in the total payout to EUR 37.4 million as well as a payout ratio of 32.1 % of the consolidated profit for the year. Based on the mean share price in 2007, the dividend yield amounts to about 2.1 %.

INVESTOR RELATIONS

An open, continuous and personal dialogue with institutional investors, private shareholders, analysts, business journalists and the interested public is at the center of the Investor Relations Program of Mayr-Melnhof Karton AG. The goal is to continuously provide all members of the financial community with a precise picture of the company and to facilitate an adequate valuation of Mayr-Melnhof shares. We also attach top priority to the principle of equality with respect to providing all shareholders with information concerning our shares. All topical and price-related data are therefore published simultaneously and identically both via an electronic dissemination system and on the website of Mayr-Melnhof Karton AG.

On account of the continued keen interest in Mayr-Melnhof shares, we also informed investors and analysts in the year 2007 about the Group's strategy and its current development in a great number of personal meetings as well as presentations at investor conferences. Numerous international research houses report about the Company on a regular basis. In this connection, it was especially gratifying to note that two further investment banks included the Company in their coverage in 2007. A current overview of contacts with analysts, who write about the Mayr-Melnhof Group regularly, is published on the Company's website.

SHAREHOLDERS' CLUB

The Shareholders' Club is a service provided by MM free of charge. All shareholders and interested investors registered in our Shareholders' Club regularly receive the Mayr-Melnhof Karton AG company reports by mail and are invited to company events that are primarily related to significant new developments of the Group. Press releases are sent out in electronic form. Our Investor Relations department welcomes membership applications at any time.

We strive to continuously optimize our Investor Relations activities. Suggestions for improvement are therefore always appreciated.

YOUR CONTACT TO MAYR-MELNHOF INVESTOR RELATIONS

Phone: +43 1 50136 91180
Fax: +43 1 50136 91195
E-mail: investor.relations@mm-karton.com
Website: http://www.mayr-melnhof.com

INFORMATION ABOUT MAYR-MELNHOF SHARES

ISIN securities identification number: AT0000938204
ADR Level 1: MNHFY
Reuters: MMKV.VI
Bloomberg: MAYR:AV

SHARE PRICE CHART

RELATIVE PERFORMANCE OF MM SHARES 2007 (December 28, 2006 = 100)


MM
ATX
130
120
110
100
90
80
Jan.
Feb.
Mar.
Apr.
May
Jun.
Jul.
Aug.
Sep.
Oct.
Nov.
Dec.
Jan.
Feb.

SHARE PERFORMANCE INDICATORS

STOCK PRICE PER SHARE (in EUR)	2005	2006	**2007**
High	69.18 [3]	77.17 [3]	**89.90**
Low	54.53 [3]	58.59 [3]	**69.03**
Year-end	59.00 [3]	71.00 [3]	**74.14**
STOCK PERFORMANCE			
- 1 month	+4.1 %	+3.6 %	**-3.5 %**
- 3 months	-2.5 %	+4.6 %	**-4.5 %**
- 9 months	-3.9 %	-3.9 %	**-12.6 %**
RELATIVE PERFORMANCE (year-end)			
MM Shares	-5.8 %	+20.3 %	**+4.4 %**
ATX	+50.8 %	+21.7 %	**+1.1 %**
SHARE PERFORMANCE INDICATORS (in EUR)			
Earnings per share [1]	4.20 [3]	4.79 [3]	**5.22**
Cash earnings per share [1]	8.30 [3]	8.69 [3]	**9.39**
Total equity per share [2]	34.36 [3]	37.62 [3]	**41.21**
Dividend per share	1.30 [3]	1.40 [3]	**1.70 [4]**
Dividend (in millions of EUR)	28.70	30.80	**37.40 [4]**
Dividend yield per average share price	2.2 %	2.1 %	**2.1 %**
TRADING VOLUME			
Vienna Stock Exchange (in EUR) [5]	3,460,641	4,330,947	**5,510,379**
Number of shares issued	24,000,000 [3]	24,000,000 [3]	**22,000,000**
Own shares [6]	1,951,696 [3]	1,972,696 [3]	**1,325**
Free float [6]	7,648,304 [3]	7,627,304 [3]	**9,598,275**
Market capitalization (in millions of EUR) [6]	1,301	1,564	**1,631**
ATX weighting (in %) [6]	1.42 %	1.28 %	**1.21 %**

[1] average shares outstanding
[2] shares issued as of Dec. 31,
[3] adapted to number of shares after share split 1:2
[4] proposed
[5] daily average
[6] as of Dec. 31,

Corporate Responsibility

We primarily process renewable raw materials and use state-of-the-art, high-performance technologies in order to manufacture high-quality cartonboard and folding carton products using resources prudently. The materials can be recycled completely after the products have been used. Sustainability has therefore always been an inherent element of the business activities of the Mayr-Melnhof Group.

When producing cartonboard and folding cartons, competitiveness, linked with a strong sense of responsibility, may, in the long term, be reconciled profitably with ecological and social criteria. We are therefore convinced that our Company, with due consideration for all stakeholders, will successfully maintain its strong position in the long run.

Our goal is a comprehensive one, namely as a market and cost leader to establish the best-possible standards throughout the Group in all corporate segments with sustainability. We have therefore adopted a holistic approach to our social responsibility and regularly take account of investor interests as well as issues concerning staff, customers, suppliers and the environment.

To always perform as "honorable businessmen" is the yardstick for our actions and the basis for our claim that we conform to the ethical principles, based on compliance with the law, human rights and working standards at all locations of the Group.

It is the task of the Company's management to implement our corporate responsibility and to evaluate the adequacy of measures in this context. On a subsidiary level, this task is fulfilled by the Group leaders as well as by the managers of the individual corporate entities.

The corporate management of the Mayr-Melnhof Group is committed to the following objectives, which are integral components of a corporate culture that has been characterized by responsible action for a long time:

PRODUCTS
We develop and sell modern cartonboard and packaging solutions and thus meet the demand for functional, attractive and at the same time ecological packaging in order to convincingly present and protect consumer goods. On account of the persistently high quality of our products and by manufacturing in a network, locations are able to offer our customers maximum reliability of deliveries. The goal of our R&D activities for products and services, which are application-oriented and conducted in close cooperation with our customers, is to minimize the consumption of raw materials and to ensure the further development of high-quality products that are safe and modern.

CUSTOMER ORIENTATION
To act as top professionals is the principle guiding us in the business relations with our customers. Cost-optimized pricing, adherence to deadlines, competent advice as well as systematic surveys and evaluations of our customers' satisfaction are standard for our efforts to maintain long-term business relations. We continuously improve the quality and service of our sales processes by using modern IT-supported information systems and by training our sales teams on an ongoing basis.

HUMAN RESOURCES

The sustainable high performance potential and motivation of our staff members are of top significance for the long-term success of our Company. We therefore systematically demand and support the development of technical and personality-related competencies in our institutionalized basic and continuing training activities. We are committed to the principles of plurality and equal opportunities in our performance-oriented international corporate culture and thus to our responsibility vis-à-vis every staff member.

The vitality and health of every individual staff member constitute an important basis for continuous performance. Measures on many levels are therefore implemented with the goal of providing sound working and health conditions as well as labor protection. By applying flexible working-time models we confer more individual responsibility upon our staff members and support re-integration opportunities after "times out". We attach high priority to responsibly involving our staff members in the performance processes and apply success-based remuneration systems throughout the Group. By cooperating with the works councils in the Group, whose existence is ensured at all corporate locations, we strive to engage in a long-lasting constructive dialogue.

ENVIRONMENTAL PROTECTION

We continuously monitor the impact of our activities on the environment and assess possible influences of new products and processes with the goal of further promoting the environmental compatibility of our products. We thus comply with the imposed environmental provisions and create potential for further improvements. As the Group is geared to applying the latest state of technology, the ongoing optimization of issues that are relevant to the environment is ensured. In this context, an efficient energy management, which serves the goal of reducing the energy intensity, is of major significance. We actively deal with issues relating to the use of alternative energy sources and intend, whenever possible by law and justified in economic terms, to increasingly use such plants as a contribution to the protection of our climate.

Our activities for the protection of the environment pursue a holistic approach and also regularly encompass the upstream and downstream sections of our production processes such as purchases, transport and logistics. In this connection, we give preference to suppliers who are equally committed to sustainability.

We create the necessary public transparency and information by an open dialogue with the interested public.



The MM Academy was set up as Group-wide institution for developing the technical and personality-related **Top Qualifications** of our staff members. In addition to developing **Management Skills**, a large number of **Innovation Projects** were elaborated as part of the 2007 management program being a benefit for all plants.

Consolidated Income Statements

(all amounts in thousands of EUR except share and per share data)	Notes	**Year ended Dec. 31, 2007**	Year ended Dec. 31, 2006
Sales		1,736,959.2	1,512,492.1
Cost of sales		(1,331,292.1)	(1,148,092.9)
Gross margin		**405,667.1**	**364,399.2**
Other operating income	5	10,746.7	17,687.3
Selling and distribution expenses		(172,033.4)	(149,720.0)
Administrative expenses		(74,204.0)	(71,547.3)
Other operating expenses	6	(758.2)	(2,200.5)
Operating profit		**169,418.2**	**158,618.7**
Financial expenses		(9,082.9)	(6,813.8)
Financial income		14,534.1	9,968.2
Share of profit (loss) of associated companies		377.9	(833.2)
Other income (expenses) - net	7	(4,383.4)	(1,719.6)
Profit before tax		**170,863.9**	**159,220.3**
Income tax expense	8	(54,289.9)	(51,930.4)
Profit for the year		**116,574.0**	**107,289.9**

Attributable to:		
Shareholders of the Company	114,859.2	105,599.4
Minority interests	1,714.8	1,690.5
Profit for the year	**116,574.0**	**107,289.9**

Earnings per share for profit attributable to the shareholders of the Company during the year:		
Basic average number of shares outstanding	22,010,084	22,035,544[1]
Basic earnings per share	**5.22**	**4.79**[1]
Diluted average number of shares outstanding	22,010,084	22,035,544[1]
Diluted earnings per share	**5.22**	**4.79**[1]

[1] adapted to number of shares after share split 1:2

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Balance Sheets

(all amounts in thousands of EUR)	Notes	**Dec. 31, 2007**	Dec. 31, 2006
ASSETS			
Property, plant and equipment	9	598,803.0	588,456.7
Investment property	9	1,913.0	2,067.1
Intangible assets including goodwill	9	55,919.6	53,791.6
Investments in associated companies	10	74.5	187.9
Available-for-sale financial assets	10	1,540.4	74,507.6
Other financial assets	10	6,048.8	14,663.7
Deferred income taxes	8	11,529.0	16,764.1
Non-current assets		**675,828.3**	**750,438.7**
Inventories	12	252,733.5	202,426.5
Trade receivables	13	203,880.6	199,673.1
Income tax receivables		9,686.3	16,133.6
Prepaid expenses and other current assets	14	37,871.2	34,875.1
Available-for-sale financial assets	10	3,000.0	0.0
Cash and cash equivalents		350,494.1	292,427.2
Current assets		**857,665.7**	**745,535.5**
TOTAL ASSETS		**1,533,494.0**	**1,495,974.2**
EQUITY AND LIABILITIES			
Share capital	15	88,000.0	87,240.0
Additional paid-in capital		168,453.4	169,213.4
Treasury shares	15	(100.1)	(54,477.3)
Retained earnings	15	650,462.3	623,189.5
Other reserves	15	(185.3)	3,504.4
Equity attributable to shareholders of the Company		**906,630.3**	**828,670.0**
Minority interests		27,265.8	22,796.2
Total equity		**933,896.1**	**851,466.2**
Interest bearing financial liabilities	16	114,329.1	115,701.4
Financial lease liabilities	16	0.0	1,825.5
Provisions for other non-current liabilities and charges	17	81,172.7	82,300.1
Deferred income taxes	8	39,976.8	45,841.8
Non-current liabilities		**235,478.6**	**245,668.8**
Interest bearing financial liabilities	16	66,631.2	98,828.0
Financial lease liabilities	16	1,540.0	685.0
Liabilities and provisions for income tax	18	4,199.9	22,419.5
Trade liabilities	19	157,831.1	158,432.0
Deferred income and other current liabilities	20	53,800.1	43,145.5
Provisions for other current liabilities and charges	21	80,117.0	75,329.2
Current liabilities		**364,119.3**	**398,839.2**
Total liabilities		**599,597.9**	**644,508.0**
TOTAL EQUITY AND LIABILITIES		**1,533,494.0**	**1,495,974.2**

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Changes in Equity

		Equity attributable to			
(all amounts in thousands of EUR)	Notes	Share capital	Additional paid-in capital	Treasury shares	Retained earnings
Balance at Jan. 1, 2006		**87,240.0**	**169,213.4**	**(53,100.8)**	**546,252.9**
Profit for the year					105,599.4
Profit (loss) directly recognized in equity, net of tax:					
Net profit (loss) from valuation of available-for-sale financial assets					
Foreign currency translation differences					
Net profit (loss) from derivative financial instruments					
Total profit (loss) directly recognized in equity		**0.0**	**0.0**	**0.0**	**0.0**
Total profit for the year		**0.0**	**0.0**	**0.0**	**105,599.4**
Dividends paid					(28,662.8)
Acquisitions and diposals of businesses					
Treasury shares at cost				(1,376.5)	
Balance at Dec. 31, 2006		**87,240.0**	**169,213.4**	**(54,477.3)**	**623,189.5**
Profit for the year					114,859.2
Profit (loss) directly recognized in equity, net of tax:					
Net profit (loss) from valuation of available-for-sale financial assets	15				
Foreign currency translation differences	15				
Net profit (loss) from derivative financial instruments	15				
Total profit (loss) directly recognized in equity		**0.0**	**0.0**	**0.0**	**0.0**
Total profit for the year		**0.0**	**0.0**	**0.0**	**114,859.2**
Dividends paid	15				(30,827.4)
Capital contribution by minority shareholders					
Acquisitions of businesses					
Capital increase funded from the Company's own resources		8,760.0	(8,760.0)		
Purchase of treasury shares at cost				(2,381.8)	
Cancellation of treasury shares		(8,000.0)	8,000.0	56,759.0	(56,759.0)
Balance at Dec. 31, 2007		**88,000.0**	**168,453.4**	**(100.1)**	**650,462.3**

The accompanying notes are an integral part of these consolidated financial statements.

shareholders of the Company						
Profit (loss) directly recognized in equity						
Valuation of available-for-sale financial assets	Derivative financial instruments	Foreign currency translation	**Other reserves**	**Total**	Minority interests	**Total equity**
1,302.6	**(62.9)**	**6,608.4**	**7,848.1**	**757,453.6**	**6,870.8**	**764,324.4**
			0.0	105,599.4	1,690.5	107,289.9
(692.8)			(692.8)	(692.8)	8.3	(684.5)
		(3,713.8)	(3,713.8)	(3,713.8)	(65.1)	(3,778.9)
	62.9		62.9	62.9		62.9
(692.8)	**62.9**	**(3,713.8)**	**(4,343.7)**	**(4,343.7)**	**(56.8)**	**(4,400.5)**
0.0	**0.0**	**0.0**	**(4,343.7)**	**101,255.7**	**1,633.7**	**102,889.4**
			0.0	(28,662.8)	(1,010.1)	(29,672.9)
			0.0	0.0	15,301.8	15,301.8
			0.0	(1,376.5)		(1,376.5)
609.8	**0.0**	**2,894.6**	**3,504.4**	**828,670.0**	**22,796.2**	**851,466.2**
			0.0	114,859.2	1,714.8	116,574.0
(639.3)			(639.3)	(639.3)	11.2	(628.1)
		(3,050.4)	(3,050.4)	(3,050.4)	(870.3)	(3,920.7)
	0.0		0.0	0.0		0.0
(639.3)	**0.0**	**(3,050.4)**	**(3,689.7)**	**(3,689.7)**	**(859.1)**	**(4,548.8)**
0.0	**0.0**	**0.0**	**(3,689.7)**	**111,169.5**	**855.7**	**112,025.2**
			0.0	(30,827.4)	(1,418.1)	(32,245.5)
			0.0	0.0	2,663.5	2,663.5
			0.0	0.0	2,368.5	2,368.5
			0.0	0.0		0.0
			0.0	(2,381.8)		(2,381.8)
			0.0	0.0		0.0
(29.5)	**0.0**	**(155.8)**	**(185.3)**	**906,630.3**	**27,265.8**	**933,896.1**

Consolidated Cash Flow Statements

(all amounts in thousands of EUR)	Notes	2007	2006
CASH FLOW FROM OPERATING ACTIVITIES:			
Profit for the year		116,574.0	107,289.9
Adjustments to reconcile profit for the year to net cash provided by operating activities:			
Income tax expense	8	54,289.9	51,930.4
Depreciation and amortization of property, plant and equipment, and intangible assets	9	89,229.7	81,685.8
Gains (losses) from disposals of property, plant and equipment, and intangible assets	5	(1,276.4)	(5,080.9)
Gains (losses) from disposals of available-for-sale and other financial assets		52.4	14.2
Interest income		(14,486.2)	(9,968.2)
Interest expense		8,982.6	6,799.6
Share of profit (loss) of associated companies		(377.9)	833.2
Other		(2,122.7)	(907.2)
Changes in working capital:			
Inventories		(49,948.8)	(21,104.3)
Trade receivables		(6,555.3)	(17,049.8)
Prepaid expenses and other current assets		401.4	947.2
Trade liabilities		155.8	20,086.9
Deferred income and other short-term liabilities		4,193.1	(9,309.1)
Provisions for other short-term liabilities and charges		4,773.4	3,208.3
Changes in working capital		**(46,980.4)**	**(23,220.8)**
Cash flow provided by operating activities excluding interest and taxes paid		**203,885.0**	**209,376.0**
Income taxes paid		(65,115.1)	(54,706.3)
Net cash provided by operating activities		**138,769.9**	**154,669.7**
CASH FLOW FROM INVESTING ACTIVITIES:			
Proceeds from disposals of property, plant and equipment, and intangible assets		4,012.0	7,249.2
Purchases of property, plant and equipment, and intangible assets		(96,717.2)	(118,177.7)
Acquisitions of companies or businesses, net of cash and cash equivalents of acquired companies (2007: thous. EUR 422.7 2006: thous. EUR 9,374.3)	4	(4,563.5)	(27,798.8)
Proceeds from disposals of available-for-sale and other financial assets		80,305.5	6,478.0
Purchases of available-for-sale and other financial assets		(1,665.7)	(4,289.4)
Dividends received		377.9	342.3
Interest received		13,570.7	8,834.9
Net cash used in investing activities		**(4,680.3)**	**(127,361.5)**
CASH FLOW FROM FINANCING ACTIVITIES:			
Interest paid		(8,957.7)	(6,581.3)
Issuances of interest bearing financial liabilities		25,092.7	71,870.8
Repayments of interest bearing financial liabilities		(59,391.3)	(31,977.1)
Treasury shares	15	(2,381.8)	(1,376.5)
Dividends paid to the shareholders of the Company	15	(30,827.4)	(28,662.8)
Dividends paid to minority interests		(1,418.1)	(1,010.1)
Capital contribution by minority interests		2,663.5	0.0
Net cash used in financing activities		**(75,220.1)**	**2,263.0**
Effect of exchange rate changes on cash and cash equivalents		(802.6)	(137.8)
Net increase in cash and cash equivalents		**58,066.9**	**29,433.4**
Cash and cash equivalents at the beginning of the year		**292,427.2**	**262,993.8**
Cash and cash equivalents at the end of the year		**350,494.1**	**292,427.2**

The accompanying notes are an integral part of these consolidated financial statements.

Notes to the Consolidated Financial Statements

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a) General explanations

The Mayr-Melnhof Group

Mayr-Melnhof Karton AG and its subsidiaries ("the Group") are primarily engaged in manufacturing and selling cartonboard and folding cartons within Europe. The Group is divided into two operating segments (see Note 24): Mayr-Melnhof Cartonboard ("MM Karton") and Mayr-Melnhof Packaging ("MM Packaging"). MM Karton manufactures and markets numerous grades of cartonboard, concentrating on cartonboard produced predominantly from recovered paper. MM Packaging converts cartonboard into industrial printed folding cartons mainly for food (e.g. cereals, dried foods, sugar, confectionary and baked products), other consumer goods (e.g. cosmetics and toiletries, detergents, household articles, and toys), and into cigarette packaging as well as high-grade confectionary packaging.

The parent company of the Group is Mayr-Melnhof Karton AG, located at Brahmsplatz 6, 1041 Vienna, Austria.

Basic accounting principles

The consolidated financial statements and notes thereto of Mayr-Melnhof Karton AG and its subsidiaries have been prepared in accordance with International Financial Reporting Standards ("IFRS" and "IAS", respectively) as adopted by the International Accounting Standards Board ("IASB") and the respective interpretations as adopted by the Standing Interpretations Committee ("SIC") and by the International Financial Reporting Interpretations Committee ("IFRIC").

There are no further liabilities or claims with regard to third parties other than those which have been recorded in the consolidated financial statements and notes thereto.

The preparation of consolidated financial statements and the notes thereto in accordance with generally accepted accounting and recognition standards of IFRS is performed by making estimates and assumptions for certain items, which affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the balance sheet date and the reported amounts of revenues and expenses during the reporting period. Actual amounts may differ from those estimates and assumptions.

All amounts herein, except share data and per share amounts, are specified in thousands of Euro unless otherwise stated.

b) Consolidation principles and consolidation methods

The consolidated financial statements and notes thereto include the accounts of Mayr-Melnhof Karton AG ("the Company") and all wholly and majority-owned subsidiaries, except where control is temporary or does not reside within the Group. Minority interest represents minority shareholders' proportionate share of the equity and profit in several majority-owned subsidiaries of the Company. Investments in companies in which Mayr-Melnhof Karton AG has the ability to exercise significant influence over its operating and financial policies, generally when the Group holds at least 20 % but not more than a 50 % voting interest, are accounted for under the equity method. Investments in companies in which less than a significant influence is maintained, are accounted for at cost or fair value as appropriate. All effects of intercompany transactions have been eliminated.

According to IFRS 3 "Business Combinations", all acquisitions of companies and businesses shall be accounted for using the purchase method. Thereby, the cost of the acquired interest is offset against the acquirer's interest in equity at the acquisition date. Any difference between the cost of acquisition and the acquirer's interest in equity shall be allocated to the respective identifyable assets and liabilities of the acquired company or business up to its fair values irrespective of the percentage of the interest acquired. Accordingly, the interest of the remaining shareholders shall be recognized at fair value of their interest in equity. A remaining excess of the purchase price over the fair value of the equity interest acquired shall be capitalized as goodwill. Negative goodwill shall be recognized immediately in the income statement.

c) Accounting and recognition principles

During the preparation of the consolidated financial statements and notes, relevant amendments to existing IAS, IFRS and interpretations as well as newly enacted IFRS and IFRIC interpretations, as published in the Official Journal of the European Union and put into effect no later than December 31, 2007, have been taken into consideration.

As of December 31, 2007, the amendment to IAS 1 "Presentation of Financial Statements", which requires the Group to make new disclosures about objectives, policies and processes for managing capital, and the recently released IFRS 7 "Financial Instruments: Disclosure", which provides further reporting obligations concerning significance as well as nature and scope of risks in combination with financial instruments have become compulsory. Furthermore, new interpretations of already existing standards to be applied, comprise IFRIC 7 "Applying the Restatement Approach under IAS 29 *Financial Reporting in Hyperinflationary Economies*", IFRIC 8 "Scope of IFRS 2", IFRIC 9 "Reassessment of Embedded Derivatives" and IFRIC 10 "Interim Financial Reporting and Impairment". These amendments and revised/or superseded standards, as applicable, have been implemented through appropriate information in the notes.

Amendments accepted and ratified by the EU to existing or newly issued standards and interpretations, which have been released up to and including December 31, 2007, but have not come into effect so far, have not been applied earlier. In this context, IFRS 8 "Operating Segments" and IFRIC 11 "IFRS 2 - Group and Treasury Share Transactions" can be mentioned, which will be applied in 2009.

Foreign currency translation

The assets and liabilities of foreign subsidiaries, where the functional currency is other than the Euro, are translated into Euro using exchange rates in effect at the balance sheet date. Revenues and expenses are translated using average exchange rates for the year. Differences arising from the translation of assets and liabilities in comparison with the previous periods are included as a separate part of shareholders' equity. Transaction profit and loss resulting from foreign currency translations are included in the results from operations as incurred.

Exchange differences arising on monetary items that form part of a net investment in a foreign operation are recognized initially in accordance with IAS 21.32 as a separate component of equity and recognized in profit or loss upon disposal of the net investment.

The exchange rates of the relevant currencies of non-Euro participating countries used in preparing the consolidated financial statements and notes thereto were as follows:

Currency:		**Exchange rate at Dec. 31, 2007** **1 EUR =**	Exchange rate at Dec. 31, 2006 1 EUR =	**Annual average exchange rate 2007** **1 EUR =**	Annual average exchange rate 2006 1 EUR =
Bulgaria	BGN	1.96	1.96	1.96	1.96
Czech Republic	CZK	26.63	27.49	27.71	28.32
Denmark	DKK	7.46	7.46	7.45	7.46
Great Britain	GBP	0.73	0.67	0.69	0.68
Jordan	JOD	1.04	-	1.04	-
Poland	PLN	3.59	3.83	3.78	3.90
Romania	RON	3.61	3.38	3.34	3.52
Russia	RUB	35.99	34.68	35.07	34.14
Slovenia	SIT	-	239.64	-	239.59
Switzerland	CHF	1.65	1.61	1.64	1.57
Tunisia	TND	1.80	1.71	1.75	1.67
Turkey	TRY	1.72	1.86	1.79	1.78
Ukraine	UAH	7.42	6.65	6.92	6.32

Revenue recognition

The Group recognizes revenue when convincing evidence of an arrangement exists, products are shipped to customers, the price of the transaction is fixed and determinable, and payment is reasonably assured. Revenues are recorded net of discounts, such as sales incentives, customer bonuses, and rebates granted. Provisions for estimated costs related to product warranty and returns are made at the time the related sale is recorded. Shipping and handling costs are recorded as selling expenses.

Earnings per share

Earnings per share is calculated in accordance with IAS 33 "Earnings per Share". The standard requires the calculation of two key figures, basic and diluted earnings per share. Basic earnings per share is calculated by dividing profit or loss attributable to the shareholders of the Company by the weighted average number of shares outstanding during the period. Diluted earnings per share is calculated by adjusting outstanding shares, assuming conversion of all potentially dilutive stock options. Neither as of December 31, 2007, nor as of December 31, 2006, there are any exercisable or outstanding options.

Research and development costs

Research costs are recognized as expense as incurred. Development costs are capitalized only after the following criteria can be verified and are met cumulatively: It has to be possible among other criteria to use or sell internally generated intangible assets and additionally, future economic benefits for the Group have to be achieved. Neither as of December 31, 2007, nor as of December 31, 2006, have development costs been capitalized.

Intangible assets including goodwill

Acquired intangible assets which are determined to have a finite useful life including licences, patents, concessions, trademarks, and assets regarding customer relationship are capitalized at cost and amortized on a straight-line basis over their estimated useful lives ranging from 5 to 10 years. Acquired intangible assets which are determined to have an indefinite useful life are not amortized but tested for impairment on an annual basis.

According to IFRS 3 "Business Combinations", goodwill is not amortized but tested for impairment on an annual basis. The recoverability evaluation of goodwill is performed at least annually or when it is evident that an impairment exists. Such impairment test is conducted on the operating segment level. In this context, the value in use of the segment is compared to the carrying amounts of non-current assets, comprising property, plant and equipment and intangible assets including goodwill. The value in use of the segment is determined by assessing the present value of the estimated future cash flows. If the fair value of the operating segment is less than these carrying amounts, the difference is recognized as an impairment loss.

Neither in 2007 nor in 2006 has goodwill been amortized as a result of an impairment.

Property, plant and equipment

Property, plant and equipment are recognized at cost less accumulated depreciation. Therefore, depreciation expense is recognized using the straight-line method over the following estimated useful lives:

Buildings	10-50 years
Technical equipment and machines	8-15 years
Other equipment, fixtures and fittings	4-10 years

It is the policy of the Group to capitalize renewal investments and leasehold improvements. Generally, costs resulting in a prolongation of utilization or in an increase in future utilization of assets are capitalized. Current cost of maintenance and repairs is recognized as expense as incurred.

The cost of internally generated assets includes the respective direct costs as well as directly attributable material and manufacturing overhead costs including depreciation.

Investment property

The Group holds investment property, which is disclosed and reported separately and recognized at depreciated cost. Investment property concerns land and buildings mainly held to achieve rental income. Additionally, this property is not used in the production or for administration or selling purposes.

Leases

The Group is exclusively lessee in lease transactions. As far as the Group substantially bears all the risks and rewards incidental to the ownership of the asset, thereby being considered as beneficial owner ("Financial lease"), the asset is recognized under non-current assets at the present value of the non-cancellable minimum lease payments, recording a corresponding lease obligation as liability. For all remaining lease transactions ("Operating lease"), the lease-related payments are recognized as expense as incurred.

Impairment of non-current-assets

A recoverability evaluation of non-current assets is performed as soon as events that have occurred and circumstances that have changed indicate that the carrying amount of an asset or a group of assets exceeds its recoverable amount. In such a case, the carrying amount of the asset or the group of assets is compared with the higher of the fair value less costs to sell or its present value of estimated future cash flows. In case that the reasons for an impairment no longer exist, a revaluation has to be conducted. Goodwill and intangible assets with indefinite useful lives are not amortized but annually tested for impairment in accordance with IAS 36.

Investments in associated companies

Material investments in which the Company has a significant influence have to be ac-counted for using the equity method. In general, the accounting principles as stated in this section are also applied for investments in associated companies.

Marketable securities

Marketable securities have been classified under measurement category "available-for-sale" and are carried at fair value. The corresponding unrealized profit and loss, if it does not represent a permanent loss, is directly recognized in equity, net of deferred income taxes.

Other financial assets

Other financial assets comprise investments in non-consolidated subsidiaries, other investments, loans to third parties and other financial investments. Investments in non-consolidated subsidiaries and other investments are in fact held as available-for-sale, but in general these investments are recognized at cost, as no active market exists for these investments and the respective fair values can not be reliably measured within an economically justifiable period of time. In case of an indicated lower fair value, this value is recorded. Loans to third parties are classified under measurement category "Financial assets" measured at cost less accumulated depreciation, whereas non-interest and low-interest-bearing loans are recognized at present value. All remaining other investments are impaired in case of a permanent reduction in value. In case that the reasons for impairment no longer exist, a revaluation has to be conducted.

Deferred taxes

Deferred tax assets and liabilities are accounted for in accordance with IAS 12 "Income Taxes" for all temporary differences between the tax bases of existing assets and liabilities and their value in the financial statements. In this context, those enacted statutory tax rates have to be applied which are applicable in future periods in which these differences will be reversed. Permanent differences are not included in the calculation of deferred taxes. Furthermore, deferred tax assets are recorded for those tax loss carryforwards which can be utilized. The effect of tax rate changes on deferred tax assets and liabilities is recognized in income tax expense in the period of a tax rate change. If realization of deferred tax assets becomes improbable, a valuation allowance will be recorded.

Inventories

Inventories are valued at the lower of cost or market, with cost determined on an average basis. In order to determine purchase and/or manufacturing costs of raw materials, manufacturing and operation supplies and goods for resale, a weighted average price method is applied. Work in process and finished goods are recorded including material, labor, and manufacturing overhead costs. Allowances for slow moving and obsolete inventories are recognized based on the passage of time and sales activity.

Receivables and other assets

Receivables and other assets are accounted for at par value less bonuses, discounts, and allowances and are classified under the measurement category "Financial assets".

Emission rights

In the course of the implementation of the Kyoto Protocol, the Directive 2003/87/EC came into force within the European Union as of January 1, 2005, onwards. Based on this directive, the Group is obliged to redeem specified emission rights for incurred carbon dioxide emissions during cartonboard production. These emission rights have been allocated to the Group's respective production sites for a three-year period beginning January 1, 2005, until December 31, 2007, free of charge.

As IFRIC 3 "Emission Rights" has been withdrawn by the IASB, definite regulations concerning the accounting treatment of emission rights are missing. Therefore these emission rights are recognized in accordance with IAS 38 "Intangible Assets" as intangible assets in "Prepaid expenses and other current assets", measured at cost amounting to zero as the rights have been allocated free of charge. If effective carbon dioxide emissions exceed the number of existing emission rights during the reporting period at the balance sheet date, a provision for these missing emission rights in the amount of their market value has to be accounted for. As of December 31, 2007 and 2006, the Group has sufficient emission rights available.

Accordingly, only expenses from the utilization of acquired emission rights and income from the sale of redundant emission rights are recorded in the income statement.

Cash and cash equivalents

Means of payment include cash and cash equivalents, cheques, and deposits at financial institutions. Means of payment denominated in foreign currencies are translated into Euro using the exchange rate in effect at the balance sheet date.

Financial instruments

On the debit side, the Group's financial instruments consist of derivative financial instruments, financial assets comprising cash and cash equivalents, loans, trade receivables, the position "Prepaid expenses and other current assets" less tax receivables and prepaid expenses (see note 14) as well as available-for-sale financial assets. On the credit side, financial instruments include derivative financial instruments, financial liabilities, comprising interest-bearing financial liabilities, financial lease liabilities, trade liabilities less advances from customers and the position "Deferred income and other current liabilities" less deferred income, tax liabilities and obligations for personnel and social costs (see Note 20).

Derivative financial instruments

Derivative financial instruments are recognized in accordance with IAS 39 "Financial Instruments: Recognition and Measurement". According to IAS 39, all derivative financial instruments are recognized at market value as assets or liabilities. Profit and loss resulting from changes in the fair value of derivative instruments is either recognized in profit or loss in the income statement or in profit or loss directly recognized in equity, depending on the intended use of the derivative and the compliance with certain requirements. In case of a Fair Value Hedge, the change in fair value is recognized in profit or loss as incurred by compensating the effect on profit or loss with a corresponding measurement of the underlying transaction. In case of a Cash Flow Hedge, the effective portion of the change in fair value is recognized directly in equity. Inefficiencies, classified as a non-complete hedge of the underlying instrument by the derivative instrument, are of insignificant importance to derivative instruments classified as Fair Value or Cash Flow Hedge.

Concentration of financial risks

Financial instruments, which may cause a concentration of financial risks in certain cases, comprise primarily cash and cash equivalents, securities, and trade receivables. The Group's trade receivables derive from a broad and diversified group of customers. The financial risk arising from customer bad debt is monitored by ongoing credit rating assessments. Additionally, the Group concludes credit insurance contracts in order to cover certain potentially uncollectible receivables. Furthermore, the Group makes allowances for losses based upon the expected collectible trade receivables.

Profit or loss directly recognized in equity

In this position, the following changes directly recognized in equity are included: Differences arising from foreign currency translation, unrealized profit and loss from fair value changes of marketable securities, changes in the fair value of derivative financial instruments determined to be effective Cash Flow Hedge transactions, after considering the respective deferred income taxes.

Other non-current provisions

Defined benefit pension obligations and other benefits related to severance obligations are valued in accordance with IAS 19 "Employee benefits" using the projected unit credit method. The present value of defined benefit obligations is calculated based on the years of service, the anticipated development of the employee's compensation as well as contractual and statutory enacted pension revaluation requirements. Actuarial gains and losses are recognized in profit or loss in accordance with IAS 19 using the corridor approach. Surpluses from pension funds are recorded in other non-current assets, if the economic benefit can be determined with sufficient certainty.

Provisions for anniversary bonuses are accrued for non-current obligations against employees related to the number of years of their service based on collective or plant bargaining agreements.

Provisions for pre-retirement programs are accrued upon conclusion of individual contractual agreements as well as for probable pre-retirement agreements in the future, if employees have the right to participate in pre-retirement programs based on plant bargaining agreements or collective agreements.

Other provisions

Other provisions are accounted for in accordance with IAS 37 "Provisions, Contingent Liabilities and Contingent Assets" and IAS 19 "Employee Benefits". A provision is recognized when the Group has a present legal or factual obligation as a result of a past event, the settlement of which is expected to result in an outflow of resources embodying economic benefits. If material, non-current provisions are discounted using the present value method.

For the calculation of other provisions, particularly for warranty costs and losses from uncompleted contracts, the Group accounts for all cost components which are used for the calculation of inventories.

Provisions for restructuring costs are recognized when a detailed formal plan for the restructuring process has been approved and the management has either started its implementation or its public announcement.

Liabilities

Non-current liabilities including financial liabilities are classified under measurement category "Financial liabilities" and measured at amortized cost unless they are designated as the underlying item in a Fair Value Hedge. Current liabilities are stated at cost, which is the consideration to be paid. Financial lease liabilities are recognized at their present value.

Minority interests in partnerships

The prevailing opinion in interpreting the rules of IAS 32 for defining liabilities and equity is to present minority interests in partnerships as liability if the minority stakeholders are entitled to resign. In the consolidated balance sheet, these shares in equity are presented as liabilities under "Prepaid expenses and other current assets". In the consolidated income statement, the corresponding profit is presented under "Other financial income - net".

Correspondingly, the minority interest of 25 % in C.P. Schmidt Verpackungs-Werk GmbH & Co. KG formerly, reported as minority interest, has been adjusted for the financial year 2006 including all affected notes. Hence, a decrease in equity of thous. EUR 5,359.7 and thous. EUR 5,227.3 and a corresponding increase in the balance sheet position "Deferred income and other current liabilities" (see Note 20) as per January 1, 2006 and December 31, 2006, were recorded. As a consequence the profit attributable to minority interests was reduced by thous. EUR 1,105.8 and "Other financial expenses" were increased accordingly in 2006 (see Note 7).

(2) KEY ASSUMPTIONS ENTAILING A CONSIDERABLE RISK OF A CHANGE IN VALUE

The consolidated financial statements and notes thereto include the following material items for which the determination of their carrying amounts is highly dependent on the underlying assumptions and estimations:

Provisions for pensions and severance payments
The actuarial calculation of pension and severance obligations is based on assumptions about discount rates used, expected return on plan assets, future increases in salaries and probable life expectancies. Actual outcomes can be different from these assumptions due to changes in the economic environment and market conditions.

Impairment of non-current assets
Goodwill and other intangible assets are reviewed for impairment annually. In the course of these impairment reviews, the evaluation of non-current assets is also based on budget assessments of market or company-specific discount rates, expected annual growth rates and currency exchange rates. The assumptions involved in these calculations may change and cause an impairment loss in future periods.

Provisions for litigations
The outcome of litigations in progress cannot be anticipated with certainty. The Group recognizes adequate provisions if reasonable assessments can be made. The actual outcomes of litigations may differ from these assessments.

Provisions for restructuring costs
The calculation of provisions for restructuring costs is based on assumptions about the termination of contracts, staff redundancies or pension payments. The actual amounts to be considered may deviate from these assumptions.

Realization of deferred tax assets
Deferred taxes are calculated by applying enacted statutory tax rates applicable for future years to temporary differences as well as by evaluating the capacity of future taxable income. Potential tax rate changes or future taxable income which differs from the assumptions may result in the fact that the realization of deferred tax assets becomes improbable and consequently a valuation allowance of the respective assets has to be recorded.

Useful life of non-current assets
Property, plant and equipment, and acquired intangible assets are stated at cost and are amortized on a straight-line basis over their estimated useful lives. The estimation of the useful lives is based on assumptions about wear and tear, ageing, technical standards, contract periods and changes in demand. Changes in these factors may cause a reduction of the useful life of the asset. This would result in a higher depreciation or amortization of the remaining carrying amount over the remaining shorter useful life and a higher annual depreciation and amortization expense.

(3) FINANCIAL RISK MANAGEMENT

The Group is subject to various financial risks arising from its operating activities and the structure of its financing. These financial risks primarily comprise the credit risk, liquidity risk, currency risk and the risk of interest rate changes. These risks are mitigated using a centralized risk management which is applied throughout the Group.

The identification, analysis and evaluation of the financial risks as well as the decisions concerning the application of financial instruments in order to manage these risks are taken by the Group's headquarters.

Credit risk

The credit risk represents the risk arising from a non-fulfilment of contractual obligations by business partners which may result in losses. The immanent risk of default of business partners resulting from the underlying transaction is widely hedged by credit risk insurance as well as by bank guarantees and letter of credits. The definition criteria to be applied for credit ratings are based on contractual agreements with credit insurance institutions and are stipulated by internal guidelines.

The credit and default risks are continuously monitored, incidental and identifiable risks are provided for by recording appropriate allowances or provisions. For the assessment of the overall risk, existing insurance coverage, possible guarantees and letters of credit are taken into consideration. As a result of the broad and diversified customer base, a concentrated risk of default does not exist.

Liquidity risk

The liquidity risk is referred to as the risk to raise the required means of payment at any time in order to settle the amounts payable in due course. Based on a well-timed liquidity management, sufficient cash and cash equivalents as well as current and non-current credit lines are available to the Group's subsidiaries. Consequently, liquidity risk is categorized as low.

Currency risk

The currency risk represents the risk arising from changes in the value of financial instruments due to fluctuations in exchange rates. This risk especially exists if business transactions are denominated and settled in currencies other than the Euro. This is particularly the case for sales in British Pound, US Dollar or Swiss Franc. The Group uses foreign exchange forward and foreign exchange option contracts in order to reduce the respective currency risks (see Note 11).

At December 31, 2007, if the exchange rate of the Euro had strengthened (weakened) 1,0 % against these currencies, foreign currency exchange result and profit resulting from foreign exchange forward and foreign exchange option contracts would have been thous. EUR 352.6 lower (higher).

As of the balance sheet date, the interest-bearing financial liabilities are predominantly denominated in Euro. Therefore, no significant currency risk concerning these liabilities exists.

Interest rate risk

The interest rate risk is referred to as the risk arising from changes in the value of financial instruments due to fluctuations of market interest rates. It comprises the interest-rate related price risk for fixed interest-bearing financial instruments and the settlement risk of variable interest-bearing financial instruments. The Group is predominately financed by variable interest-bearing financial liabilities.

At December 31, 2007 and December 31, 2006, the Group showed a net liquidity. Therefore, a change in the market interest rate does not represent an interest expense risk.

Derivative financial instruments

The Group mainly applies derivative financial instruments to mitigate the risks from exchange rate and interest rate changes. In this context, the Group uses foreign exchange forward and foreign exchange option contracts in order to mitigate the effects of current exchange rate fluctuations and interest rate swap agreements in order to mitigate the current market interest rate risk. All counterparties in these transactions are reputable financial institutions with whom the Group conducts business on a regular basis. Accordingly, the Group considers the corresponding risk of default and related losses as being remote.

Fair values

In the consolidated balance sheet, the amounts recorded for trade and other receivables, current liabilities as well as cash and cash equivalents approximate substantially their fair values due to the short-term nature of these items. The amounts recorded for interest-bearing financial liabilities basically correspond to their present values.

(4) SIGNIFICANT CHANGES IN THE CONSOLIDATED COMPANIES

a) Acquisitions, dispositions and formations in 2007

Acquisitions

In June 2007, the division MM Karton acquired the remaining minority interest of 43 % in PAREK Papierverwertungs Gesellschaft m.b.H, located in Kapfenberg, Austria, for thous. EUR 335.7. By applying the provisions of IFRS 3, an excess of thous. EUR 65.8 was recorded in the income statement.

In November 2007, the division MM Packaging acquired an interest of 52.57 % in the Jordanian packaging producer Al-Ekbal Printing & Packaging Co., located in Amman, Jordan, for thous. EUR 3,634.9. In this context, a goodwill in the amount of thous. EUR 541.6 was recorded. Inclusion into the Group and division was effected on December 31, 2007. A condensed balance sheet according to IFRS at this date includes the following:

CONDENSED BALANCE SHEET INFORMATION

(in thousands of EUR)	Dec. 31, 2007
Intangible assets, property, plant and equipment	4,125.9
Goodwill	541.6
Available-for-sale financial assets	134.4
Other current assets	4,068.4
Total assets	**8,870.3**
Equity attributable to equity holders of the Company	3,634.9
Minority interest	2,790.9
Non-current liabilities	1,383.5
Current liabilities	1,061.0
Total equity and liabilities	**8,870.3**

In December 2007, the division MM Packaging acquired the rotogravure operation of Field Packaging (Bremen) GmbH, located in Delmenhorst, Germany, via an asset deal and carried over the respective staff. The acquisition costs in this regard amount to thous. EUR 8,647.6. In this context, the Group assumed provisions for personnel costs in the amount of thous. EUR 610.0, primarily for pre-retirement programs, as well as the assets accounting for these programs in the amount of thous. EUR 171.3.

Dispositions

In March 2007, the division MM Karton sold its 100 % interest in Mayr-Melnhof Papierresidu Verwerking B.V. located in Eerbeek, Netherlands, as well as its interests of 33.33 % in Cdem Holland B.V. and CDEM V.O.F., both located in 's-Hertogenbosch, Netherlands. This transaction resulted in a pre-tax profit of thous. EUR 110.8.

Formations

In December 2007, the division MM Karton formed the company MM Prodaja Kartona d.o.o. located in Domzale, Slovenia.

In December 2007, the division MM Packaging formed the company Mayr-Melnhof Tiefdruck GmbH, located in Frankfurt, Germany.

b) Acquisitions, dispositions and formations in 2006

Acquisitions

In May 2006, the division MM Packaging acquired the controlling interest in the leading Russian packaging producer Polygrafoformlenie in St. Petersburg, Russia, for thous. EUR 24,969.9. In the course of this transaction, the division acquired a direct interest of 50.05 % in MM Polygrafoformlenie Limited, Cyprus, as well as an indirect interest in Herakles LLC, Polygrafoformlenie MM Assets LLC, and Polygrafoformlenie OFSET XXI vek LLC. In this context, a goodwill in the amount of thous. EUR 13,659.4 was recorded. Concerning the acquisition of the remaining minority interest of 49.95 %, both the division MM Packaging and the minority shareholder have an irrevocable option with the earliest possible exercise dates being May 2010 (call option) and May 2008 (put option), respectively. Exercising these options depends on certain conditions precedent. As of October 1, 2006, the results of operations have been included in the Group's and divisional consolidated statements of income.

The contractual right to purchase the remaining minority interest in an entity granted to the seller by the acquirer in the course of the acquisition of a controlling interest in the entity is deemed to be a financial instrument ("puttable instrument" according to IAS 32 "Financial Instruments: Disclosure and Presentation"). Due to the fact that the fair value of this contractual right cannot be measured reliably at the balance sheet date, it is not accounted for as a financial instrument. The minority interest in the acquired entity is accounted for as a component of consolidated total equity until further notice.

A condensed balance sheet according to IFRS as of October 1, 2006, includes the following:

CONDENSED BALANCE SHEET INFORMATION

(in thousands of EUR)	Oct. 1, 2006
Property, plant and equipment	25,116.2
Goodwill	13,659.4
Deferred income taxes	546.7
Other current assets	16,704.0
Total assets	**56,026.3**
Equity attributable to equity holders of the Company	24,969.9
Minority interest	11,287.9
Non-current liabilities	3,348.4
Deferred income taxes	929.5
Current liabilities	15,490.6
Total equity and liabilities	**56,026.3**

In May 2006, the division MM Packaging acquired an interest of 51 % in TEC MMP SARL, located in Sfax, Tunisia, for thous. EUR 4,981.5, which has been founded jointly with TEC S.A., the leading Tunisian packaging producer. Concerning the acquisition of the remaining minority interest of 49 %, both the division MM Packaging and the minority shareholder have an irrevocable option with the earliest possible exercise dates being May 2016 (call option) and May 2009 (put option), respectively. Exercising these options depends on certain conditions precedent. As of July 1, 2006, the results of operations have been included in the Group's and divisional consolidated statements of income.

The contractual right to purchase the remaining minority interest in an entity granted to the seller by the acquirer in the course of the acquisition of a controlling interest in the entity is deemed to be a financial instrument ("puttable instrument" according to IAS 32 "Financial Instruments: Disclosure and Presentation"). Due to the fact that the fair value of this contractual right cannot be measured reliably at the balance sheet date, it is not accounted for as a financial instrument. The minority interest in the acquired entity is accounted for as a component of consolidated total equity until further notice.

A condensed balance sheet according to IFRS as of July 1, 2006, includes the following:

CONDENSED BALANCE SHEET INFORMATION

(in thousands of EUR)	**Jul. 1, 2006**
Property, plant and equipment	8,246.6
Current assets	8,516.5
Total assets	**16,763.1**
Equity attributable to equity holders of the Company	4,981.5
Minority interest	4,786.2
Current liabilities	6,995.4
Total equity and liabilities	**16,763.1**

On January 1, 2006, MM Packaging acquired the remaining minority interest of 33 % in Ernst Schausberger & Co Gesellschaft m.b.H., located in Gunskirchen, Austria, and is now the single owner of the company. In this context, a goodwill was recorded in the amount of thous. EUR 4,709.7.

Dispositions

By the end of June 2006, the division MM Packaging had completed the closure of MM Packaging Hungária Kft. and sold its 100 % interest by realization of the remaining real estate. This transaction resulted in a pre-tax gain after deduction of closure costs amounting to thous. EUR 3,259.8 which is included in "Other operating income" (see Note 5).

Formations
In April 2006, the division MM Karton formed the trading company Mayr-Melnhof Mediterra SARL, located in Tunis, Tunisia.

In December 2006, the division MM Karton formed the company CartPrint Insurance AG, located in Vaduz, Liechtenstein.

(5) OTHER OPERATING INCOME

(in thousands of EUR)	**Year ended Dec. 31, 2007**	Year ended Dec. 31, 2006
Gains and losses from disposal of property, plant and equipment, and intangible assets - net	1,276.4	5,080.9
Insurance claims	1,528.2	5,728.2
Rental income	1,329.8	1,426.8
Other income - net	6,612.3	5,451.4
Other operating income	**10,746.7**	**17,687.3**

(6) OTHER OPERATING EXPENSES

(in thousands of EUR)	**Year ended Dec. 31, 2007**	Year ended Dec. 31, 2006
Depreciation and amortization	(612.1)	(558.4)
Taxes other than income taxes	(12.2)	(1,319.8)
Other expenses	(133.9)	(322.3)
Other operating expenses	**(758.2)**	**(2,200.5)**

(7) OTHER INCOME (EXPENSES) - NET

(in thousands of EUR)	**Year ended Dec. 31, 2007**	Year ended Dec. 31, 2006
Foreign currency exchange rate gains (losses) - net	(2,964.8)	(594.1)
Other financial income - net	(1,418.6)	(1,125.5)
Other income (expenses) - net	**(4,383.4)**	**(1,719.6)**

(8) INCOME TAXES

The components of profit before tax by tax jurisdictions are as follows:

(in thousands of EUR)	**Year ended Dec. 31, 2007**	Year ended Dec. 31, 2006
Profit before tax:		
Austria	36,450.3	33,545.3
Other countries	134,413.6	125,675.0
Profit before tax	**170,863.9**	**159,220.3**

Income tax expense consists of the following:

(in thousands of EUR)	**Austria**	**Other countries**	**Total**
Financial year 2007:			
Current for the period	8,507.1	43,012.7	51,519.8
Current for prior periods	1,780.9	45.2	1,826.1
Deferred benefits excluding loss carryforwards	(4,873.1)	3,788.1	(1,085.0)
Deferred benefits of operating loss carryforwards	0.0	766.8	766.8
Deferred benefits due to tax rate changes	0.0	1,262.2	1,262.2
Income tax expense	**5,414.9**	**48,875.0**	**54,289.9**
Financial year 2006:			
Current for the period	6,748.6	45,812.7	52,561.3
Current for prior periods	(466.3)	(2,595.9)	(3,062.2)
Deferred benefits excluding loss carryforwards	(102.6)	2,444.3	2,341.7
Deferred benefits of operating loss carryforwards	0.0	680.1	680.1
Deferred benefits due to tax rate changes	0.0	(590.5)	(590.5)
Income tax expense	**6,179.7**	**45,750.7**	**51,930.4**

A reconciliation from the applicable tax rate, which results from the geographical allocation of income in the respective tax jurisdictions of the Group, to the effective tax rate is as follows:

(in %)	**Year ended Dec. 31, 2007**	Year ended Dec. 31, 2006
Applicable tax rate	**32.25 %**	**33.78 %**
Non-taxable expenses (income) - net	0.29 %	0.07 %
Valuation allowance and tax restructurings	(1.47 %)	(1.02 %)
Tax rate changes	0.74 %	(0.37 %)
Other - net	(0.04 %)	0.16 %
Effective tax rate	**31.77 %**	**32.62 %**

The item "Valuation allowance and tax restructurings" includes effects of restructurings due to improvements in the Group's organizational and tax structure. It also includes the use of tax loss carryforwards which were regarded as unrealizable in prior periods and valuation allowances relating to new loss carryforwards.

In the financial statements, deferred tax assets and liabilities are netted out according to maturities as follows:

(in thousands of EUR)	**Dec. 31, 2007**	Dec. 31, 2006
Current deferred tax assets	6,451.9	8,548.2
Non-current deferred tax assets	5,077.1	8,215.9
Current deferred tax liabilities	(2,938.7)	(2,369.3)
Non-current deferred tax liabilities	(37,038.1)	(43,472.5)
Net deferred tax liability	**(28,447.8)**	**(29,077.7)**

The tax effects of temporary differences and loss carryforwards representing deferred tax assets and liabilities as of December 31, 2007 and 2006, are as follows:

(in thousands of EUR)	**Dec. 31, 2007**	Dec. 31, 2006
Intangible assets	3,175.7	5,240.2
Inventories	1,467.1	1,376.5
Benefit plans and other liabilities and charges	10,059.5	12,048.3
Operating loss carryforwards	9,095.0	10,946.9
Other	1,254.8	1,955.2
Gross deferred tax assets	**25,052.1**	**31,567.1**
Valuation allowance	(5,948.3)	(6,962.5)
Net deferred tax assets	**19,103.8**	**24,604.6**
Property, plant and equipment	(17,473.3)	(19,282.3)
Loans receivable, investments and financial assets	(29,667.4)	(33,916.0)
Other	(410.9)	(484.0)
Deferred tax liabilities	**(47,551.6)**	**(53,682.3)**
Net deferred tax liability	**(28,447.8)**	**(29,077.7)**

The Group has tax loss carryforwards available to reduce future taxable income of certain Austrian and foreign subsidiaries. At December 31, 2007, the Group has corporate tax loss carryforwards of thous. EUR 48,438.1 (December 31, 2006: thous. EUR 54,117.9), which must be utilized within the next one to fourteen (December 31, 2006: one to fifteen) years, and thous. EUR 4,078.7 (December 31, 2006: thous. EUR 5,402.5), which can be utilized over an indefinite period. Additionally, at December 31, 2007, the Group has trade tax loss carryforwards of thous. EUR 2,081.7 (December 31, 2006: thous. EUR 2,807.4) available in Germany, which can be utilized over an indefinite period.

At December 31, 2007, the Group believed that certain corporate and trade tax loss carryforwards would be utilized and recorded a deferred tax asset of thous. EUR 3,261.1 (December 31, 2006: thous. EUR 4,032.8).

In other subsidiaries with operating loss carryforwards, cumulative losses were incurred during the past three years. Accordingly, the Group believes it is more likely that these deferred tax assets will not be realized. Consequently, valuation allowances amounting to thous. EUR 5,833.9 and thous. EUR 6,914.1 have been provided for the deferred tax assets relating to these carryforwards at December 31, 2007 and 2006, respectively.

Corporate and trade tax loss carryforwards underlying this allowance amount to thous. EUR 41,825.7 (December 31, 2006: thous. EUR 46,408.3), from which loss carryforwards in the amount of thous. EUR 6,107.7 (December 31, 2006: thous. EUR 8,209.9) can be utilized over an indefinite period and loss carryforwards in the amount of thous. EUR 35,718.0 (December 31, 2006: thous. EUR 38,198.4) must be utilized within the next fourteen (December 31, 2006: fifteen) years.

In 2007, the Group further optimized its tax structure and consumed corporate and trade tax loss carryforwards amounting to thous. EUR 5,958.6 and thous. EUR 720.1 for which a valuation allowance for the deferred tax assets relating to these loss carryforwards was recorded in previous periods. In 2006, the Group used similar corporate and trade tax loss carryforwards amounting to thous. EUR 2,119.7 and thous. EUR 3.2, respectively.

At December 31, 2007 and 2006, no deferred taxes had been provided for the undistributed earnings of the Company's subsidiaries. Under current tax jurisdictions within the Group and existing tax treaties, these earnings can be remitted with little or no additional tax.

(9) DEVELOPMENT OF FIXED ASSETS

a) Intangible assets including goodwill

(in thousands of EUR)	Concessions, licenses and similar rights, and payments on account	Goodwill	Other intangible assets	**Intangible assets including goodwill**
ACQUISITION OR MANUFACTURING COSTS:				
Balance at Jan. 1, 2007	**40,102.2**	**59,183.7**	**150.6**	**99,436.5**
Effect of exchange rate changes	21.4	308.5	0.0	329.9
Changes in consolidated companies	3.7	541.6	0.0	545.3
Additions	904.7	22.9	2,100.0	3,027.6
Disposals	(70.1)	0.0	0.0	(70.1)
Reclassifications	40.8	0.0	0.0	40.8
Balance at Dec. 31, 2007	**41,002.7**	**60,056.7**	**2,250.6**	**103,310.0**
DEPRECIATION/AMORTIZATION:				
Balance at Jan. 1, 2007	**36,477.5**	**9,054.9**	**112.5**	**45,644.9**
Effect of exchange rate changes	5.3	7.3	0.0	12.6
Changes in consolidated companies				0.0
Disposals	(70.0)	0.0	0.0	(70.0)
Depreciation/amortization expense for the year	1,622.6	0.0	248.1	1,870.7
Reclassifications	(67.8)	0.0	0.0	(67.8)
Balance at Dec. 31, 2007	**37,967.6**	**9,062.2**	**360.6**	**47,390.4**
NET BOOK VALUE:				
Net book value at Dec. 31, 2007	**3,035.1**	**50,994.5**	**1,890.0**	**55,919.6**
Net book value at Dec. 31, 2006	**3,624.7**	**50,128.8**	**38.1**	**53,791.6**

b) Property, plant and equipment

(in thousands of EUR)	Lands, similar land rights and buildings	Technical equipment and machines	Other equipment, fixtures and fittings	Payments on account and construction in progress	**Property, plant and equipment**
ACQUISITION OR MANUFACTURING COSTS:					
Balance at Jan. 1, 2007	**392,276.2**	**1,269,183.6**	**123,289.2**	**44,984.5**	**1,829,733.5**
Effect of exchange rate changes	(2,259.6)	(7,633.9)	(765.1)	(283.8)	(10,942.4)
Changes in consolidated companies	8,370.8	9,306.0	949.6	0.0	18,626.4
Additions	9,745.9	30,904.3	10,177.2	41,892.5	92,719.9
Disposals	(307.1)	(19,257.0)	(4,578.2)	(165.5)	(24,307.8)
Reclassifications	5,893.0	25,464.3	2,996.8	(36,558.0)	(2,203.9)
Balance at Dec. 31, 2007	**413,719.2**	**1,307,967.3**	**132,069.5**	**49,869.7**	**1,903,625.7**
DEPRECIATION/AMORTIZATION:					
Balance at Jan. 1, 2007	**187,192.4**	**959,891.0**	**94,153.0**	**40.4**	**1,241,276.8**
Effect of exchange rate changes	(1,264.7)	(6,274.8)	(630.9)	(0.3)	(8,170.7)
Changes in consolidated companies	451.0	4,962.0	443.6	0.0	5,856.6
Disposals	(197.1)	(17,193.0)	(4,152.2)	(30.0)	(21,572.3)
Depreciation/amortization expense for the year	9,887.8	67,629.4	9,492.2	195.5	87,204.9
Reclassifications	852.2	(1,555.3)	766.3	164.2	227.4
Balance at Dec. 31, 2007	**196,921.6**	**1,007,459.3**	**100,072.0**	**369.8**	**1,304,822.7**
NET BOOK VALUE:					
Net book value at Dec. 31, 2007	**216,797.6**	**300,508.0**	**31,997.5**	**49,499.9**	**598,803.0**
Net book value at Dec. 31, 2006	**205,083.8**	**309,292.6**	**29,136.2**	**44,944.1**	**588,456.7**

c) Investment property

(in thousands of EUR)	Investment property
ACQUISITION OR MANUFACTURING COSTS:	
Balance at Jan. 1, 2007	**7,251.1**
Effect of exchange rate changes	0.0
Changes in consolidated companies	0.0
Additions	0.0
Disposals	0.0
Reclassifications	0.0
Balance at Dec. 31, 2007	**7,251.1**
DEPRECIATION/AMORTIZATION:	
Balance at Jan. 1, 2007	**5,184.0**
Effect of exchange rate changes	0.0
Changes in consolidated companies	0.0
Disposals	0.0
Depreciation/amortization expense for the year	154.1
Reclassifications	0.0
Balance at Dec. 31, 2007	**5,338.1**
NET BOOK VALUE:	
Net book value at Dec. 31, 2007	**1,913.0**
Net book value at Dec. 31, 2006	**2,067.1**

In 2007, the Group realized rental income arising from "Investment property" amounting to thous. EUR 408.0 (2006: thous. EUR 384.0), compared with expenses including repairs and maintenance amounting to thous. EUR 0.0 (2006: thous. EUR 552.4).

In 2007, the depreciation and amortization expense included in "Intangible assets including goodwill", "Property, plant and equipment" and "Investment property" amounted to thous. EUR 89,229.7 (2006: thous. EUR 80,377.3).

(10) FINANCIAL ASSETS

a) Available-for-sale financial assets

At December 31, 2007 and 2006, the Group exclusively holds available-for-sale financial assets. These securities are carried at fair values based on quoted market prices. Unrealized profit or loss, net of deferred income taxes, are directly recognized in equity in other reserves. The amortized cost of debt securities in this category is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization is included in "Financial income" or "Financial expenses". Realized profit and loss from sale are being determined using the specific identification method. Declines in value classified to be other than temporary are included in "Financial income" or "Financial expenses".

Securities of the Group are composed as follows:

	Dec. 31, 2007			Dec. 31, 2006		
(in thousands of EUR)	Costs of acquisition	Estimated market value	Average effective interest rate	Costs of acquisition	Estimated market value	Average effective interest rate
Debt securities issued by the Republic of Austria	3,022.6	3,000.0	5.00 %	0.0	0.0	0.00 %
Corporate bonds	0.0	0.0	0.00 %	10,021.1	10,004.0	4.42 %
Debt-based funds	1,441.1	1,405.2	1.62 %	63,672.7	64,502.8	1.60 %
Equity securities	113.4	135.2	0.00 %	0.8	0.8	0.00 %
Total	**4,577.1**	**4,540.4**	**3.81 %**	**73,694.6**	**74,507.6**	**1.98 %**

As of December 31, 2007, securities with estimated fair values of thous. EUR 1,371.4 (December 31, 2006: thous. EUR 728.0) have been given as security for provisions for pre-retirement programs within the scope of the respective legal commitments.

In 2007, proceeds from sales of available-for-sale financial assets amounted to thous. EUR 69,844.7 (2006: thous. EUR 135.4). The resulting realized profit or loss amounted to thous. EUR 47.9 (2006: thous. EUR 0.0) and thous. EUR 100.3 (2006: thous. EUR 14.2), respectively.

The debt securities issued by the Republic of Austria amounting to thous. EUR 3,000.0 are maturing the next year and are shown in the consolidated balance sheet at December 31, 2007, in the short-term position "Available-for-sale financial assets".

b) Investments in associated companies and other financial assets

Investments in associated companies and other financial assets have developed as follows:

(in thousands of EUR)	Investments in associated companies	Other financial assets				Total
		Investments in unconsolidated subsidiaries	Other investments	Other loans receivable	Other non-current financial assets	
ACQUISITION OR MANUFACTURING COSTS:						
Balance at Jan. 1, 2007	**187.9**	**187.1**	**7,144.7**	**1,516.2**	**11,255.2**	**20,291.1**
Effect of exchange rate changes	0.0	0.0	(6.9)	(1.4)	(0.1)	(8.4)
Changes in consolidated companies	0.0	0.0	0.0	0.0	0.0	0.0
Additions	0.0	47.5	125.6	198.8	1,396.5	1,768.4
Disposals	(113.4)	0.0	(1.0)	(377.5)	(9,989.3)	(10,481.2)
Reclassifications	0.0	0.0	0.0	(7.5)	0.0	(7.5)
Balance at Dec. 31, 2007	**74.5**	**234.6**	**7,262.4**	**1,328.6**	**2,662.3**	**11,562.4**
DEPRECIATION/AMORTIZATION:						
Balance at Jan. 1, 2007	**0.0**	**0.0**	**5,439.1**	**0.4**	**0.0**	**5,439.5**
Effect of exchange rate changes	0.0	0.0	0.0	0.0	0.0	0.0
Changes in consolidated companies	0.0	0.0	0.0	0.0	0.0	0.0
Disposals	0.0	0.0	0.0	(0.4)	0.0	(0.4)
Depreciation/amortization expense for the year	0.0	0.0	0.0	0.0	0.0	0.0
Reclassifications	0.0	0.0	0.0	0.0	0.0	0.0
Balance at Dec. 31, 2007	**0.0**	**0.0**	**5,439.1**	**0.0**	**0.0**	**5,439.1**
NET BOOK VALUE:						
Net book value at Dec. 31, 2007	**74.5**	**234.6**	**1,823.3**	**1,328.6**	**2,662.3**	**6,123.3**
Net book value at Dec. 31, 2006	**187.9**	**187.1**	**1,705.6**	**1,515.8**	**11,255.2**	**14,851.6**

Detailed information concerning the Group's investments with an ownership percentage of more than 20 % is contained in the table of affiliated and associated companies (see Note 26). As at December 31, 2007, other loans receivable included loans to affiliated companies amounting to thous. EUR 402.4 (December 31, 2006: thous. EUR 495.3).

(11) FINANCIAL INSTRUMENTS

a) Financial instruments

The carrying amounts of financial instruments in accordance with measurement categories consist of:

(in thousands of EUR)	**Dec. 31, 2007**	Dec. 31, 2006
Derivative financial instruments	(1,325.6)	(794.7)
Financial receivables	562,285.9	502,283.5
Securities [1]	4,540.4	74,507.6
Financial liabilities	365,096.9	393,843.8

[1] available-for-sale

The income and expenses presented in the Group's income statement in accordance with measurement categories are as follows:

	Year ended Dec. 31, 2007		Year ended Dec. 31, 2006	
(in thousands of EUR)	**Profit / loss**	**Interest**	Profit / loss	Interest
Derivative financial instruments	164.9		150.7	
Financial receivables [1]	629.0	12,946.9	(46.4)	7,565.1
Available-for-sale financial assets [2]	(52.4)	1,539.3	(14.2)	2,403.1
Financial liabilities		(10,277.3)		(7,876.9)

[1] including allowances for receivables
[2] available-for-sale

b) Derivative financial instruments

Derivative financial instruments are valued at the amounts by which the respective contracts could be settled. The fair value of foreign exchange forward contracts is based on the spot foreign currency rates as of the balance sheet date, adjusted for time-related charges or discounts for the respective remaining term of the contract and compared with the contracted forward rate. Interest rate swap agreements are valued at fair values which are estimated by discounting the anticipated future cash flows.

Foreign exchange forward contracts
Foreign exchange forward contracts are principally used to protect the Group against exchange rate changes of the British Pound, the US Dollar and the Swiss Franc. The changes in fair values of these derivatives are recognized in "Foreign currency exchange rate gains (losses) - net" (see Note 7).

Interest rate swaps

The Group has interest rate swap agreements in order to convert fixed rate liabilities into floating rate liabilities. The change in fair value of the liabilities designated as hedged item is effectively offset by the related derivatives, having no net effect on the Group's net profit.

Overview

The following table shows the market values and the nominal values of the derivatives as of the balance sheet dates:

	Dec. 31, 2007		Dec. 31, 2006	
(in thousands of EUR)	**Nominal value**	**Market value**	Nominal value	Market value
Foreign exchange forward contracts	41,648.0	362.5	42,127.9	73.7
Interest rate swaps	90,090.0	(1,688.1)	104,490.0	(868.4)
Total	**131,738.0**	**(1,325.6)**	**146,617.9**	**(794.7)**

The derivative financial instruments are recorded in the consolidated balance sheet under "Prepaid expenses and other current assets" in the amount of thous. EUR 626.3 (2006: thous. EUR 552.9), as well as under "Deferred income and other current liabilities" in the amount of thous. EUR 1,951.9 (2006: thous. EUR 1,347.6).

(12) INVENTORIES

(in thousands of EUR)	**Dec. 31, 2007**	Dec. 31, 2006
Raw materials, manufacturing and operating supplies	129,686.1	101,601.5
Work in process	17,865.8	15,758.3
Finished goods and goods for resale	122,324.3	99,800.1
Total	**269,876.2**	**217,159.9**
Allowance	(17,142.7)	(14,733.4)
Inventories - net	**252,733.5**	**202,426.5**

In 2007, write-down of inventories recognized as an expense amounted to thous. EUR 4,683.4 (2006: thous. EUR 3,151.7). The reversal of write-down of inventories recognized as income amounted to thous. EUR 102.4 (2006: thous EUR 1,346.4). The carrying amount of inventories carried at fair value less cost to sell amounted to thous. EUR 16,968.2 (2006: thous. EUR 23,210.6).

A breakdown of cost of materials and purchased services is as follows:

(in thousands of EUR)	**Year ended Dec. 31, 2007**	Year ended Dec. 31, 2006
Cost of materials	956,963.8	791,884.9
Cost of purchased services	19,865.2	15,856.4
Total	**976,829.0**	**807,741.3**

(13) TRADE RECEIVABLES

(in thousands of EUR)	**Dec. 31, 2007**	Dec. 31, 2006
Trade receivables	205,807.1	202,208.4
Allowance	(1,926.5)	(2,535.3)
Trade receivables - net	**203,880.6**	**199,673.1**

At December 31, 2007, trade receivables in the amount of thous. EUR 2,440.4 (December 31, 2006: thous. EUR 3,991.5) were overdue more than 60 days, thereof thous. EUR 1,725.6 (December 31, 2006: thous. EUR 2,526.8) have been impaired.

Allowances for trade receivables developed as follows:

(in thousands of EUR)	**2007**	2006
Allowances at the beginning of the year	**2,535.3**	**1,920.3**
Effect of exchange rate changes	(24.5)	4.4
Changes in consolidated companies	44.7	564.2
Utilization	(1,032.4)	(309.8)
Reversal	(244.9)	(901.1)
Increase	648.3	1,257.3
Allowances at the end of the year	**1,926.5**	**2,535.3**

(14) PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets are as follows:

(in thousands of EUR)	**Dec. 31, 2007**	Dec. 31, 2006
Value-added tax receivables	15,364.9	15,908.5
Other tax receivables	6,616.1	4,874.3
Other receivables and other assets	7,021.2	8,942.2
Other receivables from affiliated companies	187.7	278.1
Prepaid expenses	4,874.3	4,872.0
Assets available for sale [1]	3,807.0	0.0
Prepaid expenses and other current assets	**37,871.2**	**34,875.1**

[1] see Note 23

(15) EQUITY

a) Share capital / treasury shares

The share capital of the Company amounts to thous. EUR 88,000.0 and comprises 22 million approved and issued no-par value shares.

By resolution of the 13th Ordinary Shareholders' Meeting of Mayr-Melnhof Karton AG, the share capital of the Company increased from thous. EUR 87,240.0 to thous. EUR 96,000.0 with the respective entry into the company register at the commercial court in Vienna, as of June 15, 2007, via conversion of a respective amount of the appropriate additional paid-in capital without issuing new shares and to carry out a two-for-one share split. Thereby, the number of no-par bearer shares doubled to 24 million.

Furthermore, a simplified reduction of the Company's share capital by cancellation of 2 million treasury shares relating to EUR 8 million or 8.33 % of the share capital become effective as of August 30, 2007.

From 2000 to 2006, the shareholders approved several plans to repurchase up to 10 % of the Group's share capital. These repurchase programs were terminated according to schedule.

On April 25, 2007, a new share repurchase program was approved by the shareholders, lasting from November 27, 2007 up to and including October 25, 2008, at the latest. In 2007 the Company repurchased 28,629 treasury shares for the amount of thous. EUR 2,381.8 and in 2006 21,000 (adjusted to the number of shares after the two-for-one share split) treasury shares for the amount of thous. EUR 1,376.5 respectively including fees.

At December 31, 2007, the details of the Group's treasury stock are as follows:

Number of shares acquired	Share of share capital (in thousands of EUR)	Share of share capital (in %)
1,325	5.3	0.006 %

Treasury shares are accounted for under the cost method and reported as a deduction from total equity (see "Consolidated Statements of Changes" in Equity).

b) Dividend

Under Austrian Corporate Law the amount of dividends available for distribution to shareholders is based upon the unappropriated retained earnings of Mayr-Melnhof Karton AG, determined in accordance with the Austrian Companies Code. At December 31, 2007, the distributable unappropriated retained earnings amounted to thous. EUR 61,918.6 (December 31, 2006: thous. EUR 47,331.4).

(in thousands of EUR)	**2007**	2006
Unappropriated retained earnings at Jan. 1	**47,331.4**	**38,086.1**
Net profit of the Company for the year ended Dec. 31	61,918.6	47,331.4
Changes in reserves	(16,504.0)	(9,423.3)
Dividend paid	(30,827.4)	(28,662.8)
Unappropriated retained earnings at Dec. 31	**61,918.6**	**47,331.4**

For the year ended December 31, 2007, the Management Board of the Company has proposed a dividend of EUR 1.70 (December 31, 2006: EUR 1.40 - adapted to number of shares after split 1:2) per voting share, currently amounting to thous. EUR 37,397.7 (December 31, 2006: thous. EUR 30,838.2).

c) Profit and loss directly recognized in equity, net of tax

A summary of components of profit and loss directly recognized in equity for the years ended December 31, 2007 and 2006, includes the following tax components:

	Year ended Dec. 31, 2007			Year ended Dec. 31, 2006		
(in thousands of EUR)	Pretax	Income Tax	**Net**	Pretax	Income Tax	**Net**
Available-for-sale financial assets	(860.7)	221.4	(639.3)	(920.7)	227.9	(692.8)
Derivatives	0.0	0.0	0.0	83.8	(20.9)	62.9
Foreign currency translation	(3,050.4)	0.0	(3,050.4)	(3,713.8)	0.0	(3,713.8)
Total	**(3,911.1)**	**221.4**	**(3,689.7)**	**(4,550.7)**	**207.0**	**(4,343.7)**

(16) FINANCIAL LIABILITIES

a) Interest-bearing financial liabilities

At December 31, 2007, the Group had current interest-bearing credit lines available in the amount of thous. EUR 38,199.5 (December 31, 2006: thous. EUR 43,977.2) of which thous. EUR 17,639.2 (December 31, 2006: thous. EUR 12,482.7) were outstanding as of the balance sheet date. At December 31, 2007, the weighted average interest rate of these current credit lines was 6.650 % (December 31, 2006: 6.136 %). These credit line facilities are subject to normal banking terms and conditions.

At December 31, 2007 and December 31, 2006, non-current interest-bearing financial liabilities exclusively comprise bank liabilities, except for a loan by a minority shareholder in the amount of thous. EUR 1,927.0. A summary of these non-current financial liabilities at current interest rates is as follows:

(in thousands of EUR)	**Dec. 31, 2007**	Dec. 31, 2006
4.950 % EUR bank loan due 2008	29,700.0	29,700.0
6.268 % EUR bank loan due 2011	24,000.1	19,890.8
3.880 % EUR bank loan due 2009	22,173.7	22,219.0
3.400 % EUR bank loan due 2011	17,797.0	17,982.6
4.010 % EUR bank loan due 2010	13,576.6	13,610.0
5.070 % EUR bank loan due 2008	9,080.0	1,410.0
3.300 % EUR bank loan due 2011	7,021.7	7,177.0
4.070 % EUR bank loan due 2009	6,857.8	6,827.7
3.290 % EUR bank loan due 2011	6,709.9	6,789.5
2.750 % EUR bank loan due 2009	5,530.0	5,530.0
5.025 % EUR bank loan due 2008	5,450.5	5,450.5
5.070 % EUR bank loan due 2011	3,290.0	3,290.0
4.260 % EUR bank loan due 2009	3,079.6	3,075.6
4.425 % EUR bank loan due 2008	2,900.0	2,900.0
6.500 % RUB loan due 2009	1,927.0	0.0
5.475 % EUR bank loan due 2009	1,428.6	2,142.9
7.500 % JOD bank loan due 2011	1,358.2	0.0
Other	1,440.4	54,051.1
Non-current financial liabilities	**163,321.1**	**202,046.7**

At December 31, 2007, the weighted average interest rate for these non-current financial liabilities was 4.536 % (December 31, 2006: 3.204 %).

Aggregate amounts of current and non-current interest-bearing financial liabilities maturing in each of the next five years and thereafter, beginning from the balance sheet dates December 31, 2007 and December 31, 2006, are as follows:

	Dec. 31, 2007		
	Interest-bearing financial liabilities		
(in thousands of EUR)	Current	Non-current	**Total**
Maturity:			
2008	17,639.2	48,992.0	66,631.2
2009		43,693.8	43,693.8
2010		19,061.7	19,061.7
2011		45,554.9	45,554.9
2012		6,001.2	6,001.2
Thereafter		17.5	17.5
Total	**17,639.2**	**163,321.1**	**180,960.3**

	Dec. 31, 2006		
	Interest-bearing financial liabilities		
(in thousands of EUR)	Current	Non-current	**Total**
Maturity:			
2007	12,482.7	86,345.3	98,828.0
2008		14,288.2	14,288.2
2009		45,695.2	45,695.2
2010		18,496.1	18,496.1
2011		37,203.2	37,203.2
Thereafter		18.7	18.7
Total	**12,482.7**	**202,046.7**	**214,529.4**

At December 31, 2007, the Group had current revolving bank liabilities available amounting to thous. EUR 38,050.5 (December 31, 2006: thous. EUR 38,050.5), which are included in the non-current interest-bearing financial liablities under "Maturity 2008". These liabilities were classified as non-current liabilities as the Group has the intent and ability to refinance these obligations on a non-current basis.

At December 31, 2007, thous. EUR 0.0 of the interest bearing financial liabilities were secured by Group assets (December 31, 2006: thous. EUR 758.1).

At December 31, 2007, the Group had unused mainly non-current financing arrangements available in the amount of thous. EUR 50,000.0 (December 31, 2006: thous. EUR 120,000.0).

b) Financial lease liabilities

The Group is lessee of property, plant and equipment. At the balance sheet dates, the future minimum lease payments under non-redeemable lease obligations are as follows:

	Dec. 31, 2007	
(in thousands of EUR)	**Financial leases**	**Operating leases** [1]
Lease payments with interest, due in the following years ending December 31:		
2008	1,579.9	8,826.4
2009	0.0	8,438.0
2010	0.0	7,795.4
2011	0.0	7,282.7
2012	0.0	6,974.3
Thereafter	0.0	18,389.6
Total minimum lease payments	**1,579.9**	**57,706.4**
Less amount representing interest	39.9	
Present value of minimum lease payments	**1,540.0**	
Less current maturities of financial lease liabilities	1,540.0	
Non-current financial lease liabilities	**0.0**	

[1] including rental payments

(in thousands of EUR)	Dec. 31, 2006 Financial leases	Operating leases [1]
Lease payments with interest, due in the following years ending December 31:		
2007	714.3	7,714.8
2008	131.4	7,051.2
2009	1,619.3	6,578.1
2010	85.4	6,552.5
2011	85.4	5,632.2
Thereafter	64.7	16,591.8
Total minimum lease payments	**2,700.5**	**50,120.6**
Less amount representing interest	190.0	
Present value of minimum lease payments	**2,510.5**	
Less current maturities of financial lease liabilities	685.0	
Non-current financial lease liabilities	**1,825.5**	

[1] including rental payments

The following assets held under financial lease agreements are recorded in the consolidated balance sheets of the Group at December 31, 2007 and 2006:

(in thousands of EUR)	**Dec. 31, 2007**	Dec. 31, 2006
Buildings	1,533.9	1,533.9
Technical equipment and machines	0.0	20,987.7
Other equipment, fixtures and fittings	0.0	122.8
Total	**1,533.9**	**22,644.4**
Accumulated depreciation	(207.6)	(19,660.3)
Net book value	**1,326.3**	**2,984.1**

Expenses relating to operating lease agreements amounted to thous. EUR 10,161.5 and thous. EUR 8,194.2 for the years ended December 31, 2007 and 2006, respectively.

(17) PROVISIONS FOR OTHER NON-CURRENT LIABILITIES AND CHARGES

a) Development of provisions for other non-current liabilities and charges

In 2007, the provisions for other non-current liabilities and charges have developed as follows:

(in thousands of EUR)	Pensions	Severance	Anniversary bonuses	Pre-retirement programs	Other	**Total**
Balance at Jan. 1, 2007	**51,816.1**	**16,249.7**	**6,663.2**	**5,982.3**	**1,588.8**	**82,300.1**
Effect of exchange rate changes	(137.1)	8.2	(3.6)	0.0	(9.3)	(141.8)
Changes in consolidated companies	0.0	0.0	54.0	416.7	49.4	520.1
Utilization	(5,211.6)	(1,512.7)	(353.6)	(1,243.3)	(599.5)	(8,920.7)
Reversal	(1,474.6)	(249.6)	(47.0)	(318.4)	(128.5)	(2,218.1)
Increase	5,504.3	2,367.7	645.8	1,046.6	739.4	10,303.8
Reclassifications	(0.0)	(484.7)	(105.4)	(80.6)	0.0	(670.7)
Balance at Dec. 31, 2007	**50,497.1**	**16,378.6**	**6,853.4**	**5,803.3**	**1,640.3**	**81,172.7**

In particular, other provisions include provisions for benefits due to the termination of employment, of which provisions amounting to thous. EUR 620.1 are payable on a short-term basis.

b) Provisions for pensions and severance payments

The majority of the Group's employees is covered by government-sponsored pension and welfare programs whereas the Group makes periodic payments to various government agencies, which are expensed as incurred. In addition, the Group provides to certain employees additional retirement benefits through the sponsorship of defined contribution and defined benefit plans. The benefits provided by the Group depend on the legal, fiscal and economical circumstances of each particular country and are primarily based on the length of service and the employee's compensation. Under the defined contribution plans, the Group makes fixed payments to external pension funds. Once the contributions are made, the Group does not incur any further payment obligations towards the employees. These periodical contribution payments are recognized as part of the annual pension costs and amounted to thous. EUR 2,141.8 in 2007 (2006: thous. EUR 1,787.7). Furthermore, in some countries the Group is obligated to make severance payments upon retirement and partly also in case of termination due to legal or contractual regulations. These obligations are dependent on the length of service and the compensation of the employee. The Austrian severance obligations, which are based on the legal regulations in effect until 2003, are included in these liabilities as well.

Defined benefit pension and other benefit plans are assessed and recognized according to the internationally common projected unit credit method by applying IAS 19. Under this method, the actuarial calculation of the future obligations is based on the proportionate obligations as of the balance sheet date. Actuarial gains and losses, which result from changes in the number of plan participants and from differences between actual trends and estimates that are the basis for calculation, are recognized in profit or loss using the corridor method in accordance with IAS 19. Thus, actuarial gains and losses are recognized as income or expense over the expected remaining working life of the employee only if the amount exceeds either 10 % of the defined benefit obligation or 10 % of the plan assets as of the valuation date.

The calculation of pension and other benefit obligations is based on the following actuarial assumptions:

	Dec. 31, 2007		Dec. 31, 2006	
(in %)	**Pensions**	**Severance**	Pensions	Severance
Discount rate	4.6 %	5.0 %	4.1 %	4.5 %
Expected return on plan assets	4.7 %	-	4.3 %	-
Rate of compensation increase	1.7 %	2.5 %	1.7 %	2.5 %

Assumptions regarding the expected rate of return are based upon both actually realized noncurrent portfolio returns and forecasts on the development of all categories of securities included in these portfolios.

The components of net periodic benefit costs are as follows:

	Year ended Dec. 31, 2007		Year ended Dec. 31, 2006	
(in thousands of EUR)	**Pensions**	**Severance**	Pensions	Severance
Service cost	2,437.1	1,138.0	2,399.0	1,217.6
Interest cost	7,244.6	870.6	7,367.0	848.6
Expected return on plan assets	(5,925.1)	0.0	(5,107.8)	0.0
Actuarial gains and losses - net	1,113.2	95.0	739.4	116.7
Effects due to plan changes	(1,412.2)	16.4	(916.9)	114.4
Effects due to the application of IAS 19.58	572.3	0.0	1,314.7	0.0
Net periodic benefit cost	**4,029.9**	**2,120.0**	**5,795.4**	**2,297.3**

The defined benefit obligation and plan assets have developed as follows:

	2007		2006	
(in thousands of EUR)	**Pensions**	**Severance**	Pensions	Severance
Defined benefit obligation at beginning of year	**185,016.5**	**19,865.6**	**193,061.1**	**20,196.3**
Service cost	2,437.1	1,138.0	2,399.0	1,217.6
Interest cost	7,244.6	870.6	7,367.0	848.6
Plan participants contributions	946.4	0.0	1,135.0	0.0
Actuarial gains and losses - net	(9,265.3)	(1,157.3)	(7,576.6)	(423.5)
Effect of exchange rate changes	(4,236.6)	6.7	(1,375.4)	8.1
Benefit payments	(8,306.8)	(1,512.7)	(8,009.5)	(2,139.3)
Transfers	(743.7)	0.0	(890.1)	0.0
Effects due to plan changes	(1,412.2)	(525.1)	(1,094.0)	157.8
Defined benefit obligation at end of year	**171,680.0**	**18,685.8**	**185,016.5**	**19,865.6**

	2007		2006	
(in thousands of EUR)	**Pensions**	**Severance**	Pensions	Severance
Fair value of plan assets at beginning of year	**141,064.1**	**0.0**	**142,099.0**	**0.0**
Expected return on plan assets	5,925.1	0.0	5,107.8	0.0
Actuarial gains and losses - net	(4,942.6)	0.0	(1,387.3)	0.0
Effect of exchange rate changes	(4,373.8)	0.0	(2,110.4)	0.0
Employer contributions	2,764.0	0.0	2,621.6	0.0
Plan participants contributions	946.4	0.0	1,135.0	0.0
Benefit payments	(5,858.7)	0.0	(5,511.5)	0.0
Transfers	(743.7)	0.0	(890.1)	0.0
Effects due to plan changes	0.0	0.0	0.0	0.0
Fair value of plan assets at end of year	**134,780.8**	**0.0**	**141,064.1**	**0.0**

The Group's defined pension benefit plans in the United Kingdom, Switzerland and the Netherlands are funded. At December 31, 2007, the respective plan assets were invested in different portfolios. These consisted of debt securities, equity securities, real estate and money market investments. The actual return on plan assets amounted to thous. EUR 982.6 in 2007 (2006: thous. EUR 3,573.5).

The structure of plan assets as at the balance sheet dates December 31, 2007 and December 31, 2006, is as follows:

(in %)	**Dec. 31, 2007**	Dec. 31, 2006
Equity securities	14.0 %	22.0 %
Debt securities	44.0 %	55.0 %
Real estate	14.0 %	15.0 %
Money market investments / bank deposits	18.0 %	2.0 %
Other	10.0 %	6.0 %

The employers' contributions to plan assets for the year 2008 are expected in the amount of thous. EUR 2,821.8.

The net liability from pension and severance obligations, and the reconciliation to the net liability recognized are as follows:

	Dec. 31, 2007		Dec. 31, 2006	
(in thousands of EUR)	**Pensions**	**Severance**	Pensions	Severance
Defined benefit obligation	**171,680.0**	**18,685.8**	**185,016.5**	**19,865.6**
Thereof obligations not covered by funds	26,565.8	18,685.8	28,884.2	19,865.6
Thereof obligations covered by funds	145,114.2	0.0	156,132.3	0.0
Fair value of plan assets	**134,780.8**	**0.0**	**141,064.1**	**0.0**
Net liability	**36,899.2**	**18,685.8**	**43,952.4**	**19,865.6**
Unrecognized actuarial gains and losses - net	(4,742.9)	(2,183.4)	(10,437.3)	(3,497.7)
Unrecognized effects due to plan changes	0.0	(123.8)	0.0	(118.2)
Not recognized as asset according to IAS 19.58	18,340.8	0.0	18,301.0	0.0
Net liability recognized	**50,497.1**	**16,378.6**	**51,816.1**	**16,249.7**
Thereof provisions for other long-term liabilities and charges	50,497.1	16,378.6	51,816.1	16,249.7

In the years 2005 to 2007, defined benefit obligations, fair value of plan assets, net liability and actuarial gains and losses, based upon deviations between the underlying assumptions and actual trends, are as follows:

	2007		2006		2005	
(in thousands of EUR)	**Pensions**	**Severance**	Pensions	Severance	Pensions	Severance
Defined benefit obligation	171,680.0	18,685.8	185,016.5	19,865.6	193,061.1	20,196.3
Deviation in defined benefit obligation [1]	(18.3)	22.5	2,712.1	(55.5)	(855.2)	(826.3)
Fair value of plan assets	134,780.8	0.0	141,064.1	0.0	142,099.0	0.0
Deviation in fair value of plan assets [1]	(4,866.2)	0.0	(1,415.6)	0.0	4,903.6	0.0
Net liability	36,899.2	18,685.8	43,952.4	19,865.6	50,962.1	20,196.3

[1] Gain/(Loss)

c) Share-based payment

In line with a long-term compensation agreement with the members of the Management Board of Mayr-Melnhof Karton AG a fixed bonus will be granted at the end of the respective period in office, provided the Board mandates remain valid till then, and the market value of the Mayr-Melnhof Karton AG shares at the Vienna stock exchange, exceeds EUR 85.00 per share for consecutive 60 trading days over a monitoring period, which contains the years 2008 and 2009.

According to IFRS 2, such share-based payments have to be valuated at fair value at each balance sheet date. This fair value was calculated by an actuarial expert according to an applicable valuation method, whereas the risk-free interest rate was specified at 4.03 % p.a., the volatility at 46.6 % p.a. and the expected fluctuation with 0 %.

The calculated fair value will be allocated pro rata temporis over the vesting period at the balance sheet date. The long-term provision at the balance sheet date amounts to thous. EUR 391.5. A corresponding amount was recognized under personnel expenses.

(18) LIABILITIES AND PROVISIONS FOR INCOME TAXES

(in thousands of EUR)	**Dec. 31, 2007**	Dec. 31, 2006
Provisions for income taxes	2,923.2	18,521.5
Income tax liabilities	1,276.7	3,898.0
Liabilities and provisions for income taxes	**4,199.9**	**22,419.5**

(19) TRADE LIABILITIES

(in thousands of EUR)	**Dec. 31, 2007**	Dec. 31, 2006
Advances from customers	1,685.1	1,376.9
Trade liabilities	156,100.2	156,995.9
Trade liabilities from affiliated companies	45.8	59.2
Trade liabilities	**157,831.1**	**158,432.0**

(20) DEFERRED INCOME AND OTHER CURRENT LIABILITIES

(in thousands of EUR)	**Dec. 31, 2007**	Dec. 31, 2006
Obligations for personnel and social costs	11,676.8	11,313.9
Other tax liabilities	8,417.2	7,024.7
Deferred income	3,213.1	3,710.5
Liabilities related to assets available for sale [1]	2,090.5	0.0
Other liabilities	28,402.5	21,096.4
Deferred income and other current liabilities	**53,800.1**	**43,145.5**

[1] see Note 23

(21) PROVISIONS FOR OTHER CURRENT LIABILITIES AND CHARGES

In 2007, the provisions for other current liabilities and charges have developed as follows:

(in thousands of EUR)	Personnel	Procurement	Customer rebates and bonuses	Sales	Other	**Total**
Balance at Jan. 1, 2007	**27,379.6**	**18,106.4**	**11,465.7**	**4,122.3**	**14,255.2**	**75,329.2**
Effect of exchange rate changes	(184.1)	(54.8)	(54.6)	(6.2)	(77.5)	(377.2)
Changes in consolidated companies	185.8	30.1	0.0	0.0	175.0	390.9
Utilization	(20,040.7)	(16,887.6)	(9,443.1)	(2,682.6)	(3,102.4)	(52,156.4)
Reversal	(825.0)	(641.0)	(900.0)	(266.2)	(2,205.4)	(4,837.6)
Increase	24,484.1	20,314.7	9,317.4	2,698.7	5,823.0	62,637.9
Reclassifications	(263.0)	(19.0)	13.3	0.0	(601.1)	(869.8)
Balance at Dec. 31, 2007	**30,736.7**	**20,848.8**	**10,398.7**	**3,866.0**	**14,266.8**	**80,117.0**

In particular, provisions for personnel comprise pay-roll obligations, social security charges, premiums and bonuses as well as provisions for unused vacations.

Provisions for procurement are related to obligations for the delivery of products or services, already supplied or rendered, but not yet invoiced.

Provisions for premiums and bonuses to customers include premium and bonus claims of customers calculated on the basis of the underlying customer arrangements.

Sales-related provisions concern product guarantee agreements and warranty costs, re-consignments, losses from uncompleted contracts and provisions related to sales staff commissions.

Other provisions primarily contain provisions for litigation, legal advice, audit and consulting as well as obligations for other taxes and environmental matters.

(22) COMMITMENTS AND CONTINGENT LIABILITIES

Commitments from legal proceedings and similar claims
The Group is subject to various claims and legal proceedings that arise in the ordinary course of business. Based on all of the facts available to the Management, the Group believes that the ultimate resolution of these claims and legal proceedings will not likely have a material adverse effect on the financial position or the results of its operations, although no assurances can be given with respect to the outcome of such claims or litigation.

On May 25, 2004, the Austrian Federal Competition Authority conducted, on behalf of the German competition authorities, an investigation in Vienna regarding the purchase of recovered paper in Germany. There were no indications that Mayr-Melnhof violated any antitrust laws. The competition authorities do not provide any information regarding the actual status of proceedings.

Commitments from environmental matters
The Group is also subject to various environmental legislations and regulations in the countries in which it operates. Expenditures for environmental matters which relate to existing conditions caused by past operations and have no significant future benefit are expensed as incurred. The Group records an accrual for environmental matters when an expense is probable and can be reasonably estimated. Costs of assessment and remediation of environmental matters to be accrued are based on estimates by the Management. It is possible that the final assessment of some of these matters may require the Group to make expenditures in excess of the amounts currently provided. However, the Management believes that such additional amounts will not have a material effect on the Group's financial position or results of operations.

Expenses related to environmental matters were not material for the years ended December 31, 2007 and 2006.

Commitments and contingent liabilities
Commitments and contigencies contain guarantees with contractual values amounting to thous. EUR 123.9 (December 31, 2006: thous. EUR 1,065.6).

At December 31, 2007, purchase obligations for fixed assets regarding planned capital expenditures maturing within one year amount to approximately thous. EUR 32,689.3 (December 31, 2006: thous. EUR 29,027.4).

(23) SUBSEQUENT EVENTS

In February 2008, the division MM Karton sold its 100 % interest in Joh. Spiehs & Co GmbH, located in Vienna, Austria. In the consolidated balance sheet as at December 31, 2007, all appropriate assets of Joh. Spiehs & Co GmbH amounting to thous. EUR 3,807.0 and all liabilities amounting to thous. EUR 2,090.5, by applying IFRS 5 "Non-current Assets Held for Sale and Discontinued Operations", were reclassified at book values to the current positions "Prepaid expenses and other current assets" and "Deferred income and other current liabilities".

The division MM Karton intends to sell the majority interest of 63.34 % in "Papyrus" Altpapierservice Handelsgesellschaft m.b.H., located in Vienna, Austria, as well as the indirectly held majority interest of 63.34 % in "Papyrus" Altpapierservice Handelsgesellschaft m.b.H., located in Villach, Austria and Papyrus Wertstoff Service GmbH, located in Bad Reichenhall, Germany, as well as the majority interest of 94.45 % in PAREK Papierverwertungs Gesellschaft m.b.H., located in Kapfenberg, Austria, depending on the disposition of the pre-emptive right by minority shareholders and the approval of the antitrust authority.

The companies concerned operate in the business of recovered paper collection.

(24) SEGMENT REPORTING INFORMATION

The Group is primarily engaged in manufacturing and selling cartonboard, folding cartons and similar packaging products:

MM Karton: This division manufactures and markets numerous grades of cartonboard, concentrating particularly on coated cartonboard primarily from recycled fiber.

MM Packaging: This division converts cartonboard into printed folding cartons purchased by customers in a variety of industries including food and other consumer goods (e.g. cereals, dried foods, sugar, confectionary and baked goods, cosmetics and toiletries, detergents, domestic appliances, toys, cigarette packaging and also high-grade confectionary packaging).

The Group's management reporting and controlling systems are substantially the same as those described in the summary of significant accounting policies (see Note 1). The Group measures the performance of its operating segments through the assessment of "Operating profit".

Intersegment sales are carried out on an arm's length basis.

Revenues are allocated based on the shipment destination countries of finished goods, whereas long-lived assets are allocated according to the location of the respective units.

Capital expenditures represent the purchase of property, plant and equipment as well as the purchase of investment properties and intangible assets including goodwill.

The segment reporting information concerning the Group's operating segments can be illustrated as follows:

(in thousands of EUR)	2007			
	MM Karton	**MM Packaging**	**Eliminations**	**Consolidated**
Sales to external customers	782,395.3	954,563.9	0.0	1,736,959.2
Intersegment sales	142,014.4	3,988.3	(146,002.7)	0.0
Total sales	**924,409.7**	**958,552.2**	**(146,002.7)**	**1,736,959.2**
Operating profit	72,550.2	96,868.0	0.0	169,418.2
Financial expenses	(3,594.7)	(7,294.9)	1,806.7	(9,082.9)
Financial income	13,292.4	3,048.4	(1,806.7)	14,534.1
Share of profit (loss) of associated companies	314.9	63.0	0.0	377.9
Profit before tax	80,082.3	90,781.6	0.0	170,863.9
Income tax expense	(21,361.3)	(32,928.6)	0.0	(54,289.9)
Profit for the year	58,721.0	57,853.0	0.0	116,574.0
Capital expenditures [1]	38,086.3	57,661.2	0.0	95,747.5
Depreciation and amortization [1]	(47,273.8)	(41,955.9)	0.0	(89,229.7)
Investments in associated companies	74.5	0.0	0.0	74.5
Segment assets [2] [3]	881,269.4	668,633.6	(26,095.3)	1,523,807.7
Segment liabilities [2] [3]	306,289.2	315,204.1	(26,095.3)	595,398.0
Employees per segment as of December 31 of the year	3,010	5,647		8,657

[1] Capital expenditures in and depreciation / amortization of property, plant and equipment, investment property and intangible assets including goodwill (see Note 9)

[2] Segment assets and liabilities do not include income tax receivables and liabilities.

[3] This specification is determined by the allocation of consolidated total equity to the segments.

(in thousands of EUR)	2006			
	MM Karton	MM Packaging	Eliminations	Consolidated
Sales to external customers	692,506.3	819,985.8	0.0	1,512,492.1
Intersegment sales	116,279.4	1,654.4	(117,933.8)	0.0
Total sales	**808,785.7**	**821,640.2**	**(117,933.8)**	**1,512,492.1**
Operating profit	65,027.2	93,591.5	0.0	158,618.7
Financial expenses	(3,921.9)	(4,920.9)	2,029.0	(6,813.8)
Financial income	9,480.6	2,516.6	(2,029.0)	9,968.2
Share of profit (loss) of associated companies	(871.3)	38.1	0.0	(833.2)
Profit before tax	70,111.6	89,108.7	0.0	159,220.3
Income tax expense	(22,857.7)	(29,072.7)	0.0	(51,930.4)
Profit for the year	47,253.9	60,036.0	0.0	107,289.9
Capital expenditures [1]	38,909.1	72,218.9	0.0	111,128.0
Depreciation and amortization [1]	(47,335.7)	(34,350.1)	0.0	(81,685.8)
Investments in associated companies	187.9	0.0	0.0	187.9
Segment assets [2] [3]	850,436.3	655,438.7	(26,034.4)	1,479,840.6
Segment liabilities [2] [3]	314,586.7	333,536.2	(26,034.4)	622,088.5
Employees per segment as of December 31 of the year	2,848	5,121		7,969

[1] Capital expenditures in and depreciation / amortization of property, plant and equipment, investment property and intangible assets including goodwill (see Note 9)

[2] Segment assets and liabilities do not include income tax receivables and liabilities.

[3] This specification is determined by the allocation of consolidated total equity to the segments.

The following is a country-by-country breakdown of net sales based upon shipment destination and a summary of long-lived assets based upon location:

	2007			2006		
(in thousands of EUR)	**Net sales**	**Non-current assets** [1]	**Capital expenditures** [1]	Net sales	Non-current ssets [1]	Capital expenditures [1]
Austria	105,538.2	92,382.6	15,823.6	85,933.2	97,814.4	13,499.5
Germany	449,416.7	242,028.5	30,322.7	431,846.9	232,585.4	43,301.1
United Kingdom	202,501.7	12,801.8	2,840.5	186,539.3	14,883.8	1,927.3
France	127,066.0	13,394.4	3,600.5	119,285.4	11,589.9	3,427.7
Other Western European countries	308,460.0	67,004.3	4,548.7	261,928.2	80,105.8	14,664.7
Eastern European countries	424,864.4	214,599.1	35,595.4	319,078.8	199,346.0	34,017.4
Asia	49,080.0	0.0	0.0	46,990.6	0.0	0.0
Other overseas	70,032.2	14,424.9	3,016.1	60,889.7	7,990.1	290.3
Consolidated Total	**1,736,959.2**	**656,635.6**	**95,747.5**	**1,512,492.1**	**644,315.4**	**111,128.0**

[1] Non-current assets and capital expenditures are comprised of property, plant and equipment, and investment property, and intangible assets including goodwill (see Note 9).

(25) DISCLOSURE ON TRANSACTIONS WITH RELATED PARTIES

In 2007 and 2006, no material business transactions were concluded between the Group and related parties. Transactions are carried out on an arm's length basis. The respective sales, receivables and liabilities are not of substantial importance.

(26) SUPPLEMENTARY DISCLOSURES TO THE NOTES IN ACCORDANCE WITH REGULATION 245a OF THE AUSTRIAN COMPANIES CODE

a) Additional disclosures to the notes

Additional disclosures related to the application of the costs of goods sold method
A breakdown of personnel expenses is as follows:

(in thousands of EUR)	**Year ended Dec. 31, 2007**	Year ended Dec. 31, 2006
Gross wages	168,093.3	155,508.3
Gross salaries	96,005.7	88,890.8
Severance expense	3,641.2	3,122.5
Pension expense	5,414.4	7,308.5
Expenses for statutory social security, and payroll-related taxes and other contributions	53,857.0	51,372.7
Other welfare expenditures	5,254.3	4,452.4
Total	**332,265.9**	**310,655.2**

Other information
The average number of employees is as follows:

(Number of persons)	**Year ended Dec. 31, 2007**	Year ended Dec. 31, 2006
Factory workers	6,339	5,847
Office staff	1,943	1,780
Total	**8,282**	**7,627**

The remuneration of members of the Management Board is as follows:

(in thousands of EUR)	**Year ended Dec. 31, 2007**	Year ended Dec. 31, 2006
Base salary	1,173.7	1,359.0
Variable compensation	2,294.8	1,887.5
Total	**3,468.5**	**3,246.5**

The remuneration of members of the Supervisory Board for the financial year 2007 amounted to thous. EUR 146.3 (2006: thous. EUR 146.8).

Concerning the remuneration of former members of the Management and Supervisory Boards, the clause of non-publishing these remunerations by referring to the regulations of 241 paragraph 4 in conjunction with 266 figure 7 last sentence of the Austrian Companies Code has been applied.

b) Table of affiliated and associated companies

Company name	Registered office	Country	Primary activities	Currency	Nominal capital in thousand currency units	Shareholding in %	Type of consolidation
Mayr-Melnhof Karton Aktiengesellschaft	Vienna	AUT	Holding / Consulting	EUR	88,000	-	FC [1]
MM KARTON							
Baiersbronn Frischfaser Karton GmbH	Baiersbronn	DEU	Cartonboard production	EUR	2,050	100.00 %	FC [1]
CartPrint Insurance AG	Vaduz	LIE	Insurance company	EUR	3,000	100.00 %	FC [1]
Colthrop Board Mill Limited	London	GBR	Owning company	GBP	7,000	100.00 %	FC [1]
CP (CartPrint) International Trading AG	Stettlen	CHE	Sourcing	CHF	50	100.00 %	FC [1]
FS-Karton GmbH	Baiersbronn	DEU	Cartonboard production	EUR	51,641	100.00 %	FC [1]
Hermann Schött GmbH Offsetdruckerei	Baiersbronn	DEU	Owning company	EUR	2,733	100.00 %	FC [1]
Industriewater Eerbeek B.V.	Eerbeek	NLD	Waste water purification	EUR	143	37.50 %	EC [2]
Karton Deisswil AG	Stettlen	CHE	Cartonboard production	CHF	6,000	100.00 %	FC [1]
Kolicevo Karton Proizvodnja kartona, d.o.o.	Domzale	SVN	Cartonboard production	SIT	3,074,067	100.00 %	FC [1]
Lokalbahn Payerbach-Hirschwang Gesellschaft m.b.H.	Reichenau an der Rax	AUT	Railway transport	ATS	2,500	100.00 %	NC [3]
Management Transport & Logistik GmbH	Frohnleiten	AUT	Logistics company	EUR	37	70.00 %	FC [1]
Mayr-Melnhof Cartonboard International GmbH	Vienna	AUT	Holding company	EUR	450	100.00 %	FC [1]
Mayr-Melnhof Eerbeek B.V.	Eerbeek	NLD	Cartonboard production	EUR	7,300	100.00 %	FC [1]
Mayr-Melnhof Gernsbach GmbH	Gernsbach	DEU	Cartonboard production	EUR	9,205	100.00 %	FC [1]
Mayr-Melnhof Holdings N.V.	Eerbeek	NLD	Holding / Consulting	EUR	67,254	100.00 %	FC [1]
Mayr-Melnhof Karton Gesellschaft m.b.H.	Frohnleiten	AUT	Cartonboard production	ATS	100,000	100.00 %	FC [1]
Mayr-Melnhof Nikopol A.D.	Nikopol	BGR	Cartonboard production	BGN	7,302	99.98 %	FC [1]
MM Holding UK Limited	London	GBR	Holding company	GBP	5,170	100.00 %	FC [1]
Stort Doonweg B.V.	Eerbeek	NLD	Waste dumping	EUR	18	50.00 %	NC [3]
Recoverd paper companies of MM Karton							
Joh. Spiehs & Co GmbH	Vienna	AUT	Recovered paper collection	EUR	35	100.00 %	FC [1]
"Papyrus" Altpapierservice Handelsgesellschaft m.b.H.	Villach	AUT	Recovered paper collection	ATS	1,500	63.34 %	FC [1]
"Papyrus" Altpapierservice Handelsgesellschaft m.b.H.	Vienna	AUT	Recovered paper collection	EUR	229	63.34 %	FC [1]
Papyrus Wertstoff Service GmbH	Bad Reichenhall	DEU	Recovered paper collection	DEM	50	63.34 %	FC [1]
PAREK Papierverwertungs Gesellschaft m.b.H.	Kapfenberg	AUT	Recovered paper collection	EUR	84	94.45 %	FC [1]
W Ü R O Verwaltungsgesellschaft mit beschränkter Haftung	Würzburg	DEU	General partner	DEM	51	66.67 %	FC [1]
WÜRO Papierverwertung GmbH & Co KG [4]	Würzburg	DEU	Recovered paper collection	DEM	420	66.67 %	FC [1]

Company name	Registered office	Country	Primary activities	Currency	Nominal capital in thousand currency units	Shareholding in %	Type of consolidation
Trading companies & sales offices of MM Karton							
Austria Carton, S.A.	Barcelona	ESP	Sales office	EUR	60	75.00 %	FC [1]
Keminer Remmers Spiehs Kartonhandels GmbH	Gernsbach	DEU	Cartonboard trading	DEM	2,500	100.00 %	FC [1]
Mayr-Melnhof Belgium N.V.	Zaventem	BEL	Sales office	EUR	62	100.00 %	FC [1]
Mayr-Melnhof France SARL	Paris	FRA	Sales office	EUR	8	100.00 %	FC [1]
Mayr-Melnhof Italia SRL	Milano	ITA	Sales office	EUR	51	75.00 %	FC [1]
Mayr-Melnhof Karton Polska Sp. z o.o.	Poznan	POL	Sales office	PLN	50	100.00 %	FC [1]
Mayr-Melnhof Mediterra SARL	Tunis	TUN	Sales office	TND	80	100.00 %	FC [1]
Mayr-Melnhof Nederland B.V.	Amstelveen	NLD	Sales office	EUR	91	100.00 %	FC [1]
Mayr-Melnhof UK Limited	London	GBR	Sales office	GBP	100	100.00 %	FC [1]
MM Karton Bulgaria EOOD	Sofia	BGR	Sales office	BGN	5	100.00 %	FC [1]
MM Karton Praha s.r.o.	Prague	CZE	Sales office	CZK	820	100.00 %	FC [1]
MM Karton Russia LLC	Moscow	RUS	Sales office	RUB	14,290	100.00 %	FC [1]
MM Kartonvertrieb GmbH	Neuss	DEU	Sales office	DEM	50	100.00 %	FC [1]
MM Prodaja Kartona d.o.o.	Domzale	SVN	Sales office	EUR	30	75.00 %	NC [3]
MM Scandinavia ApS	Copenhagen	DNK	Sales office	DKK	210	100.00 %	FC [1]
MM-Karton Export GmbH	Vienna	AUT	Cartonboard trading	EUR	35	100.00 %	FC [1]
Varsity Packaging Limited	London	GBR	Cartonboard trading	GBP	300	100.00 %	FC [1]

[1] FC...fully consolidated
[2] EC...consolidated at equity
[3] NC...non-consolidated
[4] The present consolidated financial statements exempt from these general partnerships as stipulated in section 264b of the German Commercial Code'.

Company name	Registered office	Country	Primary activities	Currency	Nominal capital in thousand currency units	Shareholding in %	Type of consolidation
MM PACKAGING							
Al-Ekbal Printing & Packaging Co.	Amman	JOR	Production of packaging	JOD	5,000	52.57 %	FC [1]
C.P. Schmidt Verpackungs-Werk Beteiligungsgesellschaft mbH	Kaiserslautern	DEU	General partner	EUR	180	75.00 %	FC [1]
C.P. Schmidt Verpackungs-Werk GmbH & Co. KG [4]	Kaiserslautern	DEU	Production of packaging	EUR	4,000	75.00 %	FC [1]
Ernst Schausberger & Co. Gesellschaft m.b.H.	Gunskirchen	AUT	Production of packaging	EUR	2,910	100.00 %	FC [1]
Herakles LLC	St. Petersburg	RUS	Owning company	RUB	10,500	50.05 %	FC [1]
Mayr-Melnhof Graphia Izmir Karton sanayi ve ticaret anonym sirketi	Izmir	TUR	Production of packaging	TRY	24,613	100.00 %	FC [1]
Mayr-Melnhof Gravure GmbH	Trier	DEU	Production of packaging	EUR	7,000	100.00 %	FC [1]
Mayr-Melnhof Packaging Austria GmbH	Vienna	AUT	Production of packaging	EUR	3,050	100.00 %	FC [1]
Mayr-Melnhof Packaging GmbH	Baiersbronn	DEU	Holding / Consulting	DEM	8,000	100.00 %	FC [1]
Mayr-Melnhof Packaging Holding S.A.R.L.	Seignelay	FRA	Holding company	EUR	9,245	100.00 %	FC [1]
Mayr-Melnhof Packaging Iberica SL	Valencia	ESP	Production of packaging	EUR	7,000	100.00 %	FC [1]
Mayr-Melnhof Packaging International GmbH	Vienna	AUT	Holding / Consulting	EUR	3,500	100.00 %	FC [1]
Mayr-Melnhof Packaging Romania S.R.L.	Ploiesti	ROU	Production of packaging	RON	5,504	100.00 %	FC [1]
Mayr-Melnhof Packaging UK Limited	London	GBR	Production of packaging	GBP	9,700	100.00 %	FC [1]
Mayr-Melnhof Tiefdruck GmbH	Frankfurt	DEU	Corporate shell	EUR	25	100.00 %	NC [3]
MM Graphia Beteiligungs- und Verwaltungs GmbH	Baiersbronn	DEU	Holding / Consulting	EUR	5,538	100.00 %	FC [1]
MM Graphia Bielefeld GmbH	Bielefeld	DEU	Production of packaging	EUR	526	100.00 %	FC [1]
MM Graphia Dortmund GmbH	Dortmund	DEU	Production of packaging	EUR	100	100.00 %	FC [1]
MM Graphia Innovaprint GmbH & Co. KG [4]	Bielefeld	DEU	Production of packaging	EUR	500	100.00 %	FC [1]
MM Graphia Trier GmbH	Trier	DEU	Production of packaging	EUR	3,500	100.00 %	FC [1]
MM Innovaprint Verwaltungs GmbH	Bielefeld	DEU	Limited partner	DEM	50	100.00 %	FC [1]
MM Packaging Behrens GmbH & Co KG [4]	Alfeld (Leine)	DEU	Production of packaging	EUR	1,790	100.00 %	FC [1]
MM Packaging Behrens Verwaltungs GmbH	Alfeld (Leine)	DEU	General partner	EUR	26	100.00 %	FC [1]
MM Packaging Caesar GmbH & Co KG [4]	Traben-Trarbach	DEU	Production of packaging	EUR	5,120	100.00 %	FC [1]
MM Packaging Caesar Verwaltungs GmbH	Traben-Trarbach	DEU	General partner	EUR	26	100.00 %	FC [1]
MM PACKAGING France S.A.S.	Moneteau	FRA	Production of packaging	EUR	6,950	100.00 %	FC [1]
MM Packaging Poligram Sp. z o.o.	Jozefow	POL	Production of packaging	PLN	18,700	100.00 %	FC [1]
MM Packaging Schilling GmbH	Heilbronn	DEU	Production of packaging	EUR	2,500	100.00 %	FC [1]
MM Packaging St. Petersburg LLC	St. Petersburg	RUS	Production of packaging	RUB	43,929	100.00 %	FC [1]
MM Packaging Ukraine LLC	Cherkassy	UKR	Production of packaging	UAH	56,896	100.00 %	FC [1]
MM Polygrafoformlenie Limited	Nicosia	CYP	Holding company	CYP	4	50.05 %	FC [1]
MM Polygrafoformlenie Packaging LLC	St. Petersburg	RUS	Production of packaging	RUB	565,851	50.05 %	FC [1]
Neupack Gesellschaft m.b.H.	Reichenau an der Rax	AUT	Production of packaging	ATS	25,000	100.00 %	FC [1]
Neupack Polska Sp. z o.o.	Bydgoszcz	POL	Production of packaging	PLN	9,260	99.97 %	FC [1]
PacProject GmbH	Hamburg	DEU	Development of packaging	EUR	26	75.77 %	FC [1]
TEC MMP SARL	Sfax	TUN	Production of packaging	TND	21,400	51.00 %	FC [1]
Ukrainisch-Deutsche geschlossene Aktiengesellschaft "Graphia Ukraina"	Cherkassy	UKR	Production of packaging	UAH	5,880	94.78 %	FC [1]
VTV Verpackungstechnische Verfahren GmbH	Kaiserslautern	DEU	Development of packaging	EUR	200	75.00 %	FC [1]

Company name	Registered office	Country	Primary activities	Currency	Nominal capital in thousand currency units	Shareholding in %	Type of consolidation
OTHERS							
"free com" internet-services GmbH	Vienna	AUT	IT services	EUR	35	36.00 %	FC [1]
Syn-Group Unternehmensberatung GmbH	Vienna	AUT	Consulting	EUR	37	38.00 %	FC [1]

[1] FC...fully consolidated
[2] EC...consolidated at equity
[3] NC...non-consolidated
[4] The present consolidated financial statements exempt from these general partnerships as stipulated in section 264b of the German Commercial Code.

During the financial year 2007, the Board Members were as follows:

Management board
Wilhelm HÖRMANSEDER, Purkersdorf (Chairman)
Andreas BLASCHKE, Perchtoldsdorf (Member of the Management Board)
Franz RAPPOLD, Laab im Walde (Member of the Management Board)

Supervisory board
Michael GRÖLLER, Vienna (Chairman)
Friedrich MAYR-MELNHOF, Grödig (Vice-Chairman)
Clemens GOESS-SAURAU, Frohnleiten (Vice-Chairman),
passed away on January 10, 2008
Romuald BERTL, Graz (Vice-Chairman)
Johannes GOESS-SAURAU, Neumarkt / Raab
Gerhard GLINZERER, Vienna
Manfred GRUNDAUER, Frohnleiten (Staff Council Representative, MM Karton)
Hubert ESSER, Neuss (Staff Council Representative, MM Karton)
Gerhard NOVOTNY, Vienna (Staff Council Representative, MM Packaging)

Vienna, February 28, 2008

The Management Board

Wilhelm Hörmanseder m.p.

Andreas Blaschke m.p. Franz Rappold m.p.

Report of independent auditors

To the Management Board, the Supervisory Board and the shareholders of Mayr-Melnhof Karton AG, Vienna, Austria.

Report on the consolidated financial statements
We have audited the accompanying consolidated financial statements of Mayr-Melnhof Karton AG, Vienna, for the financial year from January 1, 2007 to December 31, 2007. These consolidated financial statements comprise the balance sheet as at December 31, 2007, and the income statement, the statement of changes in equity and the cash flow statement for the year ended December 31, 2007, and a summary of significant accounting policies and other explanatory notes.

Management's responsibility for the consolidated financial statements
The Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as adopted by the EU. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of consolidated financial statements to ensure that these are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with laws and regulations applicable in Austria and in accordance with the International Standards on Auditing (ISAs), issued by the International Auditing and Assurance Standards Board (IAASB) of the International Federation of Accountants (IFAC). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the Management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
Our audit did not give rise to any objections. Based on the results of our audit, in our opinion the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2007, and of its financial performance and its cash flows for the financial year from January 1, 2007 to December 31, 2007 in accordance with International Financial Reporting Standards as adopted by the EU.

Report on other legal and regulatory requirements
Laws and regulations applicable in Austria require us to perform audit procedures whether the consolidated management report is consistent with the consolidated financial statements and whether the other disclosures made in the consolidated management report do not give rise to misconception of the position of the Group.

In our opinion, the consolidated management report for the Group is consistent with the consolidated financial statements.

Vienna, February 28, 2008

gmc-unitreu

Wirtschaftsprüfungs- und Steuerberatungs GmbH

Christoph ZIMMEL Johannes THEISS

Austrian Chartered Accountants

Statement of the Management Board

according to regulation 82 (4) of the Austrian Stock Exchange Act

The Management Board declares that the consolidated financial statements and notes thereto of Mayr-Melnhof Karton AG and its subsidiaries have been prepared in accordance with International Financial Reporting Standards (IFRS), as to be applied in the European Union, and present to the best knowledge fairly, in all material respects, the financial position of the Group for the purpose of the requirements of the Austrian Stock Exchange Act.

In the same way the Management Board declares that the management report presents fairly, in all material respects, the financial position of the Group and discusses the material risks and uncertainties which the Mayr-Melnhof Group, comprising Mayr-Melnhof Karton AG and its subsidiaries, is exposed to, for the purpose of the requirements of the Austrian Stock Exchange Act.

Vienna, February 28, 2008

The Management Board

Wilhelm Hörmanseder m.p.

Andreas Blaschke m.p. Franz Rappold m.p.

Report of the Supervisory Board

In the 2007 financial year, the Supervisory Board discharged its responsibilities under statute and the articles of the Company.

During the financial year, the Supervisory Board convened in six meetings with the participation of the Management Board. The Supervisory Board meetings offered sufficient opportunity to discuss the points on the respective agendas and the documents submitted on time. All members of the Supervisory Board participated in at least five meetings.

Furthermore, the Management Board provided the Supervisory Board on a regular basis with written and verbal reports on the business development and the condition of the Company as well as the subsidiaries within the Group. The Chairman of the Supervisory Board also maintained regular contact with the Chairman of the Management Board outside Supervisory Board meetings in order to discuss the strategy, business development, and the risk situation of the Company.

In addition to discussing the current business, the Supervisory Board was particularly concerned with the implementation of the strategy in the segments, acquisition, investment, and financing projects.

The Committee for Management Board Issues met five times in 2007. The discussions focused on the strategic positioning and further development of the Group.

The Audit Committee, chaired by Romuald Bertl, convened in two meetings in 2007. The agenda of the meeting on March 28, 2008, at which the auditors were present, concerned in particular the auditing of the annual and consolidated financial statements, the Company and Group management reports, preparations for adoption of the annual financial statements, and the proposal regarding appropriation of profit.

The cooperation of the capital and employee representatives was characterized by cooperative interaction of all participants.

The annual financial statements and the management report of Mayr-Melnhof Karton AG for the year ending December 31, 2007 including the accounting were audited by gmc-unitreu Wirtschaftsprüfungs- und Steuerberatungs GmbH. The same applies for the consolidated annual financial statements which were prepared in accordance with IFRS and supplemented by the management report for the Group and further notes under the terms of Section 245a of the Austrian Companies Code. The audit confirmed that the accounting, the annual financial statements, the management report as well as the consolidated annual financial statements according to IFRS and the management report for the Group conform with the legal requirements and the Articles of Association and present fairly, in all material respects, the financial position, its financial performance and cash flows. The audit provided no reason for query, and the auditors duly issued an unqualified opinion for 2007.

The Supervisory Board concurs with the annual financial statements, management report, the consolidated annual financial statements as well as the management report for the Group, and hereby approves the annual financial statements of Mayr-Melnhof Karton AG as of December 31, 2007. Thus, the 2007 annual financial statements of Mayr-Melnhof Karton AG are adopted in accordance with Section 125 (2) of the Austrian Companies Act.

The Supervisory Board has considered and approves the Management Board's proposal regarding the appropriation of profit for the financial year 2007.

The members of the Supervisory Board extend their thanks to the Management Board as well as all employees of the Mayr-Melnhof Group for their dedicated efforts and high achievements during 2007.

Vienna, March 2008

Michael GRÖLLER
Chairman of the Supervisory Board

Corporate Governance

The management principles of the Mayr-Melnhof Group have always taken account of the principles of responsible corporate governance. The long-term objective is to ensure the responsible management and control of the Company, oriented to enhancing the creation of value, while treating all shareholders on an equal basis. We provide comprehensive and systematic transparency by applying the Austrian Corporate Governance Code, to which Mayr-Melnhof AG has committed itself voluntarily since its inception in the year 2002.

The Code, which is further developed on an ongoing basis in line with international practices on capital markets, comprises all relevant provisions of the laws applicable in Austria as well as all additional customary international regulations and recommended practices for a responsible management.

Compliance with the Code in its current version dated June 2007 was evaluated for the business year 2007. As in the past, the Mayr-Melnhof AG has complied with all statutory requirements without any restrictions. We almost completely implemented all additional recommendations of the Code and suggestions that do not require any explanation in case of deviation.

With regard to the C-regulations ("comply or explain") of the Austrian Corporate Governance Code, the following explanations are provided for 2007:

THE MANAGEMENT BOARD

Appointment (C regulation 38):

The Articles of Association do not stipulate any age limit for the Company's Management Board members. Appointment of Management Board members is solely contingent on professional and personal qualifications.

Compensation (C regulation 30):

The compensation of the Management Board is divided into a fixed salary and a proportionally high variable component that takes into account the success of the Company, in particular the profit for the year, cash earnings and return on capital employed.

The total compensation of the Management Board members for the 2007 financial year was thous. EUR 3,468.5. Of this, thous. EUR 1,173.7 was paid as fixed salary and thous. EUR 2,294.8 as variable compensation which affect payment in 2008.

With regard to a company retirement plan, there exists a claim to a share of a fixed pension amount based on the qualifying period.

In the event of departure from the position, the statutory claims from the employee relationship apply.

Further mandates:
The members of the Management Board do not hold any mandates in Group-external supervisory boards.

SUPERVISORY BOARD

Appointment (C regulation 54):
The Articles of Association do not stipulate any age limit for the Company's Supervisory Board Members. Appointment of individual members is solely contingent on professional and personal qualifications.

Members with additional supervisory mandates within publicly listed companies (C regulation 58):
Michael GRÖLLER
Chairman of the Supervisory Board, RHI AG, Vienna, Austria
Member of the Supervisory Board, Reno de Medici S.p.A., Milan, Italy (until May 11, 2007)

Gerhard GLINZERER
Member of the Supervisory Board, S.C. Armatura S.A., Cluj-Napoca, Romania

Committees (C regulation 39, 41, 43):
The Supervisory Board has established two committees:

- *Committee for Management Board Issues*
  It also performs the duties of the nomination and compensation committee. The committee chair is held by the chairman of the Supervisory Board.

- *Audit Committee*
  The committee chair is held by a financial expert, Romuald Bertl.

Independence (C regulation 53):
In establishing the criteria that constitute independence, the members of the Supervisory Board adhered to the guidelines of the Austrian Corporate Governance Code. The criteria are published on the Company website.

With regard to these criteria, all members of the Supervisory Board have been declared independent. Consequently, this applies also to the committees of the Supervisory Board.

Share owners or representation of interests of a share > 10 % in Mayr-Melnhof Karton AG (C regulation 54):
No member of the Supervisory Board holds a share of more than 10 % in Mayr-Melnhof Karton AG or represents a legal person with a shareholding beyond 10 %.

Compensation (C regulation 51):
The compensation of the Supervisory Board for the current financial year is determined by the corresponding annual shareholders' meeting in the subsequent year and paid thereafter. The distribution of the total compensation among all the members is left to the Supervisory Board. No other compensation was provided to the Supervisory Board members.

Information on corporate governance is regularly published on the Group's website at http://www.mayr-melnhof.com/en/aboutmm/governance.

Development in the 4th Quarter 2007

QUARTERLY OVERVIEW

MAYR-MELNHOF GROUP (IFRS, UNAUDITED)

(consolidated, in millions of EUR)	1st Quarter 2007	2nd Quarter 2007	3rd Quarter 2007	**4th Quarter 2007**	4th Quarter 2006	+/-
Sales	421.3	415.9	455.3	**444.5**	398.8	+11.5 %
Operating profit	42.2	43.3	46.7	**37.2**	41.3	-9.9 %
Operating margin (%)	10.0 %	10.4 %	10.3 %	**8.4 %**	10.4 %	
Profit before tax	42.9	44.3	47.1	**36.6**	42.0	-12.9 %
Income tax expense	(14.2)	(13.7)	(14.5)	**(11.9)**	(14.6)	
Profit for the period	28.7	30.5	32.7	**24.7**	27.4	-9.9 %
Net profit margin (%)	6.8 %	7.3 %	7.2 %	**5.6 %**	6.9 %	
Basic and diluted earnings per share (in EUR)	1.29 [1]	1.37 [1]	1.45	**1.11**	1,21 [1]	

[1] adapted to number of shares after share split 1:2

As foreseen and expected, the fourth quarter of 2007 was characterized by a seasonally lower order intake, compared to the earlier quarters. Therefore all imminent annual investment projects to increase efficiency as well as all annual inspection work were carried out, as planned, at MM Karton. As a result, capacities were utilized at a rate of 94 %, after 99.5 % in the third quarter (3rd and 4th quarter 2006: 93 %; 88 %).

The stable development on recovered paper markets, which had started already in the third quarter, continued.

Consolidated sales went up by 11.5 % to EUR 444.5 million (4th quarter 2006: EUR 398.8 million), with the increase resulting both from larger quantities sold and better average prices. Inversely, the operating profit declined to EUR 37.2 million (4th quarter 2006: EUR 41.3 million). The main reasons for this decrease were concentrated maintenance expenses, higher depreciation and amortization, as well as startup costs in connection with the substantial capacity expansion at a Polish packaging site. The Group's operating margin thus amounted to 8.4 % after 10.4 % for the previous year's last quarter.

The profit for the period followed with EUR 24.7 million after EUR 27.4 million for the fourth quarter 2006.

Glossary

FINANCIAL INDICATOR DEFINITIONS

Acid test ratio
The sum of cash and cash equivalents, available-for-sale financial assets, and trade receivables divided by current liabilities excluding short-term revolving bank debt.

Cash earnings
Sum of profit for the year, depreciation and amortization as well as deferred taxes.

Cash earnings margin
Cash earnings divided by sales.

Cash ratio
The sum of cash and cash equivalents, and available-for-sale financial assets divided by current liabilities excluding short-term revolving bank debt.

Current ratio
The sum of total current assets and non-current available-for-sale financial assets divided by current liabilities excluding short-term revolving bank debt.

EBITDA (Earnings before interest, income taxes, depreciation and amortization)
Profit before tax excluding net interest (income) expenses, the respective profit attributable to minority shareholders in partnerships, and depreciation and amortization.

EBITDA margin
EBITDA divided by sales.

Employees
Employees at year end, including part-time employees on a pro-rata basis and apprentices.

Enterprise value
The sum of market capitalization, minority interests, and net debt (see definition net debt).

Total equity and non-current liabilities to PPE
The sum of total equity and non-current liabilities, divided by property, plant and equipment.

Total equity to total assets
Total equity divided by total assets.

Net debt
The sum of interest-bearing financial liabilities and financial lease obligations subtracted by cash and available-for-sale financial assets. Only when these liabilities exceed these assets, will the net debt amount be included in further ratio calculations - particularly return on capital employed and enterprise value.

Net debt to total equity
Net debt divided by total equity.

Net profit margin
Profit for the year divided by sales.

Operating margin
Operating profit divided by sales.

Property, plant and equipment to total assets
Property, plant and equipment divided by total assets.

Return on assets
The sum of profit for the year, interest expense and the respective profit attributable to minority shareholders in partnerships divided by average total assets.

Return on capital employed (ROCE)
The sum of profit before tax, net interest (income) expenses and the respective profit attributable to minority shareholders in partnerships divided by the average sum of total equity and net debt (see definition net debt).

Return on equity (ROE)
Profit for the year divided by the average total equity.

Return on investment (ROI)
The sum of profit for the year, interest expenses and the respective profit attributable to minority shareholders in partnerships divided by the average sum of total equity, interest-bearing financial liabilities and financial lease obligations.

Working capital
The sum of non-current available-for-sale financial assets and total current assets subtracted by total current liabilities excluding short-term revolving bank debt.

FINANCIAL CALENDAR 2008

May 7, 2008	14th Annual General Meeting
May 14, 2008	Ex-Dividend Day
May 15, 2008	Results for the 1st quarter of 2008
May 21, 2008	Dividend Payment Day
August 19, 2008	Results for the 1st half-year of 2008
November 13, 2008	Results for the first three quarters of 2008

PUBLISHED AND EDITED BY

Mayr-Melnhof Karton AG
Brahmsplatz 6
A-1041 Vienna

For further information, please contact
Stephan Sweerts-Sporck
Investor Relations
Phone: +43 1 50136 91180
Fax: +43 1 50136 91195
e-mail: investor.relations@mm-karton.com

The English version of this annual report is a translation of the original German text.
The annual reports and interim reports can be requested from the Company and are also available on the Internet.
The financial statements of Mayr-Melnhof Karton AG prepared in accordance with Austrian Financial Reporting Standards were audited together with the management report by gmc-unitreu Wirtschaftsprüfungs- und Steuerberatungs GmbH, Vienna, and were approved without qualification. The financial statements have been submitted to the registrar of companies at the Vienna commercial court under registration number 81906a and will be published in the "Amtsblatt zur Wiener Zeitung" (Official Federal Gazette) as well as on the website of the Company.

Website: http://www.mayr-melnhof.com

Cover: Bookbinding board smooth & bulky 1200 g/m^2, Karton Deisswil
Insert: Kromopak 400 g/m^2, Kolicevo Karton

Mayr-Melnhof Group Key Indicators

	US GAAP	IFRS			
	2003	2004	2005	2006	2007
DEVELOPMENT OF SALES (in millions of EUR)					
Total sales	1,514.7	1,636.7	1,682.8	1,790.2	**2,066.0**
less intersegment sales	(194.1)	(214.5)	(227.6)	(277.7)	**(329.0)**
Consolidated sales	1,320.6	1,422.2	1,455.2	1,512.5	**1,737.0**
EARNINGS DATA (in millions of EUR)					
Net value added	432.9	460.0	458.0	474.6	**505.4**
EBITDA	214.5	243.1	231.5	238.8	**256.0**
Operating profit	136.2	149.9	140.7	158.6	**169.4**
Profit for the year	90.9	106.6	94.8	107.3	**116.6**
Cash earnings	169.9	197.1	183.0	191.4	**206.7**
DEPRECIATION AND AMORTIZATION (in millions of EUR)	81.8	94.1	86.9	81.7	**89.2**
CAPITAL EXPENDITURES (in millions of EUR)	79.2	96.7	86.5	111.1	**95.7**
EMPLOYEES	6,806	7,580	7,296	7,969	**8,657**
PROFITABILITY INDICATORS					
Return on equity	15.0 %	15.8 %	12.8 %	13.3 %	**13.1 %**
Return on assets	8.5 %	9.2 %	7.7 %	8.1 %	**8.4 %**
Net profit margin	6.9 %	7.5 %	6.5 %	7.1 %	**6.7 %**
Cash earnings margin	12.9 %	13.9 %	12.6 %	12.7 %	**11.9 %**
EBITDA margin	16.2 %	17.1 %	15.9 %	15.8 %	**14.7 %**
Operating margin	10.3 %	10.5 %	9.7 %	10.5 %	**9.8 %**
Return on capital employed	21.6 %	22.0 %	19.5 %	19.5 %	**18.7 %**
Return on investment	12.7 %	13.3 %	10.9 %	11.4 %	**11.5 %**
BALANCE SHEET INDICATORS					
Total equity to total assets	53.8 %	56.0 %	57.2 %	56.9 %	**60.9 %**
Net liquidity (in millions of EUR)	78.2	121.8	151.9	149.9	**172.5**
Net liquidity to total equity	12.3 %	17.0 %	19.7 %	17.6 %	**18.5 %**
Property, plant and equipment to total assets	42.2 %	41.8 %	39.4 %	39.3 %	**39.0 %**
Total equity and non-current liabilities to property, plant and equipment	1.7	1.8	1.9	1.9	**2.0**
Working capital (in millions of EUR)	317.0	369.9	427.8	459.3	**533.1**
Enterprise value (in millions of EUR)	1,059.4	1,393.5	1,313.0	1,586.7	**1,658.3**
LIQUIDITY INDICATORS					
Cash ratio	0.8	1.0	1.1	1.0	**1.1**
Acid test ratio	1.4	1.5	1.7	1.6	**1.7**
Current ratio	2.1	2.2	2.4	2.3	**2.6**
SHARE PERFORMANCE INDICATORS (in EUR)					
Basic and diluted earnings per share	4.13 [1]	4.72 [1]	4.20 [1]	4.79 [1]	**5.22**
Dividend per share	1.10 [1]	1.95 [1,2]	1.30 [1]	1.40 [1]	**1.70 [3]**

[1] adapted to number of shares after share split 1:2
[2] incl. bonus EUR 1.50
[3] proposed

END